Norske Skog
Skogn

RECEIVED
2008 MAY 14 A 7:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No.: 82-5226

Skogn, 8 May, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

[redacted]

PROCESSED
MAY 20 2008
THOMSON REUTERS

08002560

Attention: Office of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Press release "Standard & Poor's downgrades Norske Skog" incl an update from Standard & Poor's, dated 21 April, 2008*

(2) *Press release "Currency factors etc. in the accounts for the first quarter of 2008", dated 24 April, 2008*

(3) *Press release regarding the General Meeting in Norske Skog, dated 24April, 2008*

(4) *Presentation held at the general meeting in Norske Skog, dated 24 April, 2008*

(5) *Free translation of the Minutes of the General Meeting in Norske Skogindustrier ASA, dated 30 April, 2008*

(6) *Press release "Revised recommendation from the election committee in Norske Skogindustrier ASA", dated 06 May, 2008*

(7) *Press release "Norske Skog's corporate assembly and board of directors", dated 07 May,, 2008*

(8) *Press release "Revised segmented figures – 2007", dated 8 May, 2008*

(9) *Press release "Weak result in the first quarter", dated 08 May, 2008*

(10) *Presentation material "Financial details, Q1 2008 and Market Update", dated 08 May, 2008*

dlw 5/15

Norske Skogindustrier ASA
Skogn

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
E-mail: skogn@norskeskog.com

Foretaksregisteret:
NO 911 750 961 MVA
NS EN-ISO9001 certified No S01
NS EN-ISO14001 certified No S012

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

82-5226
21.04.2008

Release to Oslo Stock Exchange

Standard & Poor's downgrades Norske Skog

Standard & Poor's Rating Services has revised its long-term credit rating on Norske Skog to BB-, from earlier BB. Norske Skog is placed on CreditWatch, with a final decision to be taken later in 2008. According to Standard & Poor's press release, the rating action reflects weaker financial prospects and increasing liquidity concerns. Norske Skog does not have interest or covenants linked to the rating level on the existing debt.

The press release from Standard and Poors is enclosed.

Oxenøen, 21 April, 2008

NORSKE SKOG

Investor Relations

STANDARD & POOR'S

RatingsDirect®

April 21, 2008

Research Update:

Norske Skogindustrier ASA Downgraded To 'BB-' On Increased Liquidity Concerns; On WatchNeg

Primary Credit Analyst:
Andreas Zsiga, Stockholm (46) 8-440-5936;andreas_zsiga@standardandpoors.com

Secondary Credit Analyst:
Alf Stenqvist, Stockholm (46) 8-440-5925;alf_stenqvist@standardandpoors.com

Table Of Contents

643828 300002691

Research Update:

Norske Skogindustrier ASA Downgraded To 'BB-' On Increased Liquidity Concerns; On WatchNeg

Rationale

On April 21, 2008, Standard & Poor's Ratings Services lowered its long-term corporate credit ratings on Norway-based forest product company Norske Skogindustrier ASA (Norske Skog) to 'BB-' from 'BB' and placed them on CreditWatch with negative implications, reflecting weaker financial prospects and increasing liquidity concerns. At the same time, the 'B' short-term corporate credit rating was affirmed.

The issue ratings on the company's long-term debt were also lowered to 'BB-' from 'BB' and placed on CreditWatch with negative implications, while the recovery rating of '4' on this debt remains unchanged.

We have lowered our financial expectations for 2008 and 2009, assuming further pressure on European newsprint, lower overseas margins, adverse currency developments, and a slower than expected recovery in 2009.

The credit watch placement reflects the risk of a further weakening of the newsprint market in the event of a deep and sustained recession, implying that the company's financial profile would be commensurate with a rating in the 'B' category. It also reflects the risk of a reduction of covenant headroom to uncomfortably low levels for a 'BB-' rating in the prevailing environment.

While we view Norske Skog's liquidity as adequate, based on its currently available resources, the covenant situation is a concern. The company's shrinking covenant headroom heightens its short- to medium-term liquidity exposure to adverse developments in the currently challenging credit market conditions and could have implications for refinancing in the 2010-2011 period.

In resolving the CreditWatch placement, we will take into consideration the company's performance in the first two quarters of 2008, the outcome of its annual shareholders meeting, progress on asset disposals, other measures to improve the company's financial position, and prospects for developments in the economy and the publication paper market.

We expect the company's profitability to fall in 2008, partly as a result of additional impairments already announced. The impact on cash generation should be lower, however, assuming lower cash tax payments. Reduced capital spending, cancelled dividend payments, and disposal proceeds should allow for debt reduction in 2008 and 2009. At the current rating level, our base case assumes that Norske Skog will achieve adjusted funds from operations to debt of above 10% over the short term (14.6% in 2007 and 18% in 2006), and about 15% over the medium term. The recovery is expected to derive from a combination of improved underlying cash generation as market conditions modestly improve beyond 2008 and further debt reduction.

There is a significant downside recession risk, however, which could have a severe impact on volumes and prices, and indirectly on Norske Skog's performance. The European newsprint sector could see additional pressure from U.K. capacity additions and an accelerated shift in advertising spending to electronic media.

Liquidity

The liquidity profile of Norske Skog is adequate for the time being, based on the company's currently available resources, and assuming a successful refinancing of 2010-2011 maturities. The company's falling covenant headroom heightens its short- to medium-term liquidity exposure to adverse developments and refinancing in the 2010-2011 period in the currently challenging credit market conditions.

The short-term rating on Norske Skog is 'B', reflecting adequate liquidity resources and a debt maturity profile which should be manageable under normal circumstances. On Dec. 31, 2007, the group had about NOK1.8 billion in cash and equivalents, and about NOK5.8 billion in two unused committed credit facilities. This compares with about NOK1.1 billion in short-term debt, about NOK1.5 billion of debt maturing in 2009, and NOK8.0 billion maturing in the 2010-2011 period. Financial flexibility is supported by free operating cash flow generation, which we expect to remain above NOK500 million annually. In addition, we assume that Norske Skog's shareholders will approve a management proposal to cancel dividend payments in 2008, and that the company will successfully carry out plans to dispose of real estate assets in 2008 for an estimated NOK500 million.

There are no rating triggers in Norske Skog's existing loan documentation. The company's credit facilities, maturing in 2009 ($500 million) and 2012 (€400 million), contain financial covenant requirements, which are also applicable to about NOK4.4 billion in bank loans maturing in 2010. If not waived, a breach of the covenants could cause early redemption and cross-default on virtually all the company's debt. On Dec. 31, 2007, the covenant gearing ratio was 1.05x against an allowed maximum of 1.40x, and we estimate net tangible worth at NOK13.8 billion against an allowed minimum of NOK9.0 billion. Pro forma for NOK1.3 billion in write-downs related to proposed capacity closures and a cost efficiency program, the ratio would be 1.10-1.15x. The ratio could increase further as a consequence of a weak performance and additional write-offs related to a decision to stop the company's Pisa II expansion project. Although we expect Norske Skog to maintain a cushion to its covenant requirements, this could be jeopardized by further poor profitability, impairment charges, and an inability to reduce debt.

Furthermore, Norske Skog now reports long-term electricity supply contracts on its balance sheet. These had at a fair value of about NOK4.7 billion at year end 2007. The fair value of the contracts is based on long-term power prices on the Nordic power exchange, which could induce significant volatility to profit and, indirectly, equity, thus affecting the covenant calculation.

Recovery

In line with the downgrade on the issuer rating we have lowered our long-term debt ratings on the company's €500 million unsecured notes due 2017, $200 million unsecured notes maturing in 2015, $200 million senior unsecured notes maturing in 2033, and $600 million senior unsecured notes due 2011 to 'BB-' from 'BB'. The recovery rating of '4' assigned to this debt remains unchanged, indicating our expectations of average (30%-50%) recovery in the event of a payment default.

We have valued the company on a going-concern basis, given its leading market position, good asset base, and well-established distribution channels. Our estimate of the stressed enterprise value in a simulated default scenario is about NOK7.5 billion. After deducting priority liabilities, recovery prospects on the unsecured issues are estimated in the 30%-50% range.

Ratings List

	To	From
Norske Skogindustrier ASA		
Corporate credit rating	BB-/WatchNeg/B	BB/Negative/B
Senior unsecured debt	BB-/WatchNeg	BB
	Recovery rating 4	Recovery rating 4

NB: This list does not include all ratings affected.

Additional Contacts:
Jacob Zachrison, Stockholm (46) 8-440-5920;jacob_zachrison@standardandpoors.com
Industrial Ratings Europe;CorporateFinanceEurope@standardandpoors.com

Ratings information is available to subscribers of RatingsDirect, the real-time Web-based source for Standard & Poor's credit ratings, research, and risk analysis, at www.ratingsdirect.com. It can also be found on Standard & Poor's public Web site at www.standardandpoors.com; select your preferred country or region, then Ratings in the left navigation bar, followed by Credit Ratings Search. Alternatively, call one of the following Standard & Poor's numbers: Client Support Europe (44) 20-7176-7176; London Press Office Hotline (44) 20-7176-3605; Paris (33) 1-4420-6708; Frankfurt (49) 69-33-999-225; Stockholm (46) 8-440-5914; or Moscow (7) 495-783-4017. Members of the media may also contact the European Press Office via e-mail on: media_europe@standardandpoors.com.

82-5226
24.04.2008

Notification to the Oslo Stock Exchange

Currency factors etc. in the accounts for the first quarter of 2008

The announcement of Norske Skog's accounts for the first quarter of 2008 will take place on Thursday 8 May at 0800 hrs. There will be a webcast presentation at the company's premises at 1300 hrs. on the same date. More information about this event will be published at Norske Skog's website www.norskeskog.com.

The silent period in advance of the announcement will commence on Monday 28 April.

The underlying operating profit in the first quarter of 2008

As previously communicated, the result in the first quarter of 2008 will be significantly weaker than in the fourth quarter of 2007. The main reasons are lower newsprint prices in Europe, increased recovered paper prices in Asia, increased timber prices both in Europe and in South America and high energy costs in New Zealand and in Brazil. Price increases have been implemented for magazine paper in Europe and newsprint in China.

Halting the Pisa PM 2 project

The net cost less currency hedging in connection with halting the project has been estimated at USD 107 million against USD 82 million as previously communicated. The increase is mainly due to changed considerations for the tax effects. The table below shows the relation between the estimated cost as of the end of the first quarter 2008 and what has previously been communicated.

	Previous estimates, Mill. USD	New calculation, Mill. USD	New calculation, Mill. NOK
Termination costs		66	346
Write-downs		64	319
Total, included in operating profit IFRS	125	130	665
Tax cost	-17	1	5
Gain currency hedging	-26	-24	-128
Net cost	82	107	542

Termination costs of NOK 346 million have been included under "Other gains and losses" in the income statement and do not affect the underlying operating profit.

Other special items which have not been included in the underlying operating profit

In total, NOK 1 billion has been recognised as income in the form of increased value of energy contracts and embedded derivatives. Furthermore, NOK 60 million has been recognised as gain from the sale of a port property in New Zealand, and with a cash impact of around NOK 100 million.

NOK 200 million has been booked as a provision in connection with staff reductions at the main office and the shutting down of three paper machines. The previous estimate was NOK 220 million. The residual value of the three paper machines has been written down by about NOK 940 million. The previous estimate was NOK 1.1 billion.

Currency factors

Total currency gains, included under financial items in the income statement, amount to about NOK 170 million. About NOK 150 million of this has been included in the result term "underlying operating profit". This comes from realised gains from cash flow hedging.

Norske Skog's trade-weighted currency basket ("the Norske Skog index") had an average value of 80.7 in the first quarter of 2008, compared with 82.3 in the fourth quarter of 2007 and 88.5 in the first quarter of 2007. The index originated on 1 January 2002.

Segment reporting

As of 2008, a separate energy segment has been established, and the presentation of intra-group trade between segments has been changed. This has some bearing on the operating results in most segments, and segment figures for the individual quarters in 2007 will be prepared for the sake of comparison. These will be published on 8 May in connection with the first quarter accounts, but do not represent any material changes compared with what has previously been made public.

Oxenøen, 24 April 2008

NORSKE SKOG

Investor Relations

82-5226
24.04.2008

GENERAL MEETING IN NORSKE SKOG

Norske Skog's general meeting was held today, 24 April 2008.

Following elections, the following are the shareholder-elected representatives in Norske Skog's corporate assembly:

Tom Ruud, Helge Evju, Emil Aubert, Ann Kristin Brautaset, Thorleif Enger, Ove Gusevik, Kirsten Idebøen, Even Mengshoel, Tom Rathke, Christian Ramberg, Otto Søberg and Karen Helene Ulltveit-Moe. The corporate assembly elects itself chair and deputy chair.

The following are the shareholder-elected deputy members in the corporate assembly:

Svein Haare, Ole H. Bakke, Kjersti Narum and Uta Stoltenberg.

The corporate assembly will elect a new board of directors at its meeting on 7 May 2008.

The new election committee consists of Otto Søberg, Ole H. Bakke and Henrik A. Christensen, and the chair of the corporate assembly in addition.

It was decided to repeal Section 9 of the bylaws so that amendments can hereafter take place with a two-thirds majority.

The other issues at the general meeting were decided according to the summons.

Minutes from the general meeting will be made public later.

Oxenøen, 24 April 2007

Norske Skog
Corporate Affairs


Future on Paper

Presentations held at the general meeting in Norske Skog

1. Kim Wahl, chair of the board
2. Christian Rynning-Tønnesen, CEO
3. Andreas Enger, CFO

Norske Skog


Future on Paper

A new Norske Skog

Briefing at the general meeting 24 April 2008

Kim Wahl
Chair of the board

Norske Skog

Costs are increasing and prices are falling



140
130
120
110
100
90
80
Variable costs per tonne: + 35%
Average sales price: - 2%
2002
2003
2004
2005
2006
2007

Indexed with 100 as the base value in 2002.

The global newsprint market

Europe *Newsprint*


2000
2008

- Import pressure
- Prices falling
- Implementing capacity curtailments to improve prices
- Need for restructuring

Magazine paper:

- Greatly improved market balance following capacity curtailments
- Significant price increase

Asia


2000
2008

- The world' s la nt market
- Great growth potential
- Demand and prices rising

North America


2000
2008

- Dramatic dip in consumption
- Large-scale shut-downs have improved market balance
- Price increase of more than 10 per cent
- Consolidation and continued capacity curtailments

Australasia


2000
2008

- Stable demand
- Limited imports
- Prices falling due to USD development
- Good cash flow

South America



- Increasing dema
- Import region
- Good access to raw materials
- Strong cost pressure

5 *The graphs show the development in demand for newsprint in the individual regions in 2000 and 2008*

Norske Skog

Measures to improve the cash flow

- Ambitious profit improvement program is being implemented
- Administrative costs down 150 million per year
- Shutting down 450,000 tonnes capacity and taking out fixed costs
- Moving production to the most profitable machines

Debt-reducing measures

- Structured review of Norske Skog' s portfolio
  - Consultants have been hired (ABG Sundal Collier, UBS, Wiersholm)
- Sale of parts of the business is being evaluated
- Sale of individual assets


Create a new Norske Skog with earnings which both service the debt and give the owners a good return.


Future on Paper

Operations and activities

Briefing at the general meeting 24 April 2008

Christian Rynning-Tønnesen
CEO

Norske Skog

Norske Skog' s world


Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Chongwon
Jeonju
Hebei
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Bio Bio
Pisa

Norske Skog

The dynamics of the paper market

- Prices falling in markets with excess capacity
  - Newsprint Europe
- Rising prices in markets with better balance between demand and production capacity
  - Magazine paper
  - Newsprint in North America
  - Asia
- Major cost increases
- Currency

Measures to improve profitability

- Shut down production capacity
- Reduce administration costs
- Staff reduction
- Implement improvement programs
  - Optimise sales
  - Improve production efficiency
  - Reduce energy cost
  - Improve maintenance efficiency
  - Improve purchasing efficiency

Norske Skog

Shutting down 450,000 tonnes

Unit	Capacity
Norske Skog Stêti	130,000
Norske Skog Follum – PM2	130,000
Norske Skog Cheongwon	190,000

- Improves profitability by about NOK 500 million annually

Profitable to shut down capacity

Changes in European mills operating results after shut-downs



300
250
200
150
100
50
0
-50
-100
-150
Steti
Follum
Skogn
Parenco
Golbey
Bruck
MNOK/year

- Moving production to the most profitable units
- Removing fixed costs at shut-down plants
- Reducing costs per tonne for the group
- Total profit improvement for newsprint in Europe of approx. NOK 400 million

Norske Skog

Major staff reductions - 2700 employees


11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
10,300
9,100
8,300
7,600
2005
2006
2007
2008

Sale of businesses:275

Shut-downs: 1,100

Staff reductions: 1,325

Norske Skog

Improving production efficiency

- Implementing best practices globally
- NOK 160 million in annual effect
- Establish permanent improvement culture

2006	2007	2008	2009
Jeonju, Korea (design) Golbey, France (pilot)	Skogn, Norway Parenco, Netherlands Walsum, Germany Hebei, China Albury, Australia	Saugbrugs, Norway Follum, Norway Boyer, Australia Pisa, Brazil Bruck, Austria Tasman, New Zealand BioBio, Chile Jeonju, Korea	Singburi, Thailand

Norske Skog

Costs


140
130
120
110
100
90
80
2002
2003
2004
2005
2006
2007
Variable costs per tonne: + 35%
Fixed costs have been significantly reduced
Total costs: + 12%
Average sales price: - 2%

Indexed with 100 as the base value in 2002.

Halting Pisa PM2

- Original budget:
  USD 210 million
- Revised budget:
- USD 380 million
- Costs of halting the project:
  USD 107 million

High targets for employee health and safety

Take care 24 hours

- 10 out of 18 units had zero lost time injuries in 2007
- Take care 24 hours
  - Global program
  - Focusing on good health and safety culture, also off the job



Norske Skog

Good results within health and safety

Take care
24 hours


H1 (Pr. MILLION arbeidstimer)
Absence rate
0
1
2
3
4
5
6
2002
2003
2004
2005
2006
2007
jan-08
feb-08
4,9
4,8
4,7
4
4,1
3,9
2,7
3
3
3,25
1,7
1,2
1,5
1,7
1,54
1,27
H1
Absence rate

- Absence due to illness
- Lost time injuries per million working hours

Norske Skog

Environment

- Given priority to environmentally certified wood
- Norske Skog is the world' s largest consumer of recovered fibre for publication paper
- Water consumption is being reduced
- Purification is being improved
- Three new biological treatment plants for effluent in 2007

Reducing discharges and emissions

- Climate targets for Norske Skog: **Norske Skog aims to reduce the company's emissions of greenhouse gases by 25 per cent by 2020**
- Norske Skog's greenhouse gas emissions were reduced by three per cent in 2007
  - Increased use of bio-energy
  - Implementing measures to reduce energy consumption
- Participating in 3C – Combat Climate Change
  - Global action for rapid and cost effective transition to low emission economy

Norske Skog

The environmental work is appreciated by our customers

"...the biggest single step in carbon reduction by any of our partners to date"


News Co

John Hartigan Chairman and chief executive News Limited


Future on Paper

Accounts and balance sheet

Briefing at the general meeting 24 April 2008

Andreas Enger
CFO

Norske Skog

2007 and 2006 – Key figures
Income statement

		2007	2006
Operating revenue	NOK	27 117	28 812
Gross operating earnings, adjusted 1)	NOK	3 938	4 702
Operating earnings, adjusted 2)	NOK	1 060	1 476
Operating earnings, IFRS	NOK	677	(2 527)
Profit/loss before tax	NOK	(618)	(2 809)
Profit/loss per share	NOK	(3)	15
Gross operating earnings margin, adjusted 1)	%	14,5	16,3
Operating earnings margin, adjusted 2)	%	3,9	5,1
Return on capital employed (ROCE), adjusted 3)	%	3,0	3,6

1) Adjusted for value change energy contracts, derivatives, other asset, realized gain/loss commodity contracts, restructuring expenses and other special non-recurring items
2) Same adjustments as for Gross operating earnings in addition to impairments of tangible and intangible assets
3) ROCE: Operating earnings before special items in % of capital employed

Norske Skog

Special items in the 2007 income statement

- Included in the operating result under IFRS:
  - Change in value of energy contracts, including derivatives: NOK 4,463 mill. (2006: - 288 mill.)
  - Write-down tangible fixed assets and goodwill: NOK 4,840 mill. (2006: NOK 3,233 mill.)
- Financial items:
  - Gain currency hedging: NOK 639 mill. (negligible amount in 2006)
- Tax:
  - Tax cost NOK 918 mill. (206: Income 463 mill.)
  - Main reasons for increased tax costs: Improved result before tax, and settlement of tax case in Canada of CAD 42.5 mill (~NOK 240 mill.)

Gross operating earnings for the geographical regions, 2005 - 2007


2000
1800
1600
1400
1200
1000
800
600
400
200
0
1600
1742
1321
518
933
1089
859
1072
522
994
719
804
294
409
269
Europe Newsprint
Europe Magazine
Asia 1)
Australasia
South America
2007
2006
2005

1) Consolidated 50 % until 15th November 2005, thereafter 100 %.

Norske Skog

Cost allocation 2007 - Group



Total costs
Distribution
10%
Depr.
12%
Other
14%
Wages/Soc. co
10%
Energy
17%
Raw materials
37%
Raw materials
22% (8%)
29% (11%)
11% (4%)
38% (14%)
Wood
Recovered paper
Chemical pulp
Chemicals etc..

Norske Skog

2007 and 2006 – Key figures Balance sheet and cash flow

		2007	2006
Total assets	NOK	43 260	45 230
Net interest bearing debt	NOK	16 408	17 320
Cash and cash equivalents	NOK	1 792	397
Gearing ex minority interest		1,05	0,96
Capitalized investments	NOK	1 746	1 722
Cash flow [1)]	NOK	2 166	2 763
Cash flow per share	NOK	11,43	14,6

1) Operational cash flow, less paid financial expenses and taxes paid.

Norske Skog

Liabilities and maturity structure

- 2008: Mainly local debt in Asia
- 2009: Mainly NOK bond loans
- 2010: Bank loans, with covenants
- 2011: USD bond loans
- 2012 – 2016: Mainly NOK bond loans
- 2017: Euro bond loans

Maturity structure, 31 Dec. 2007


2008
1,1
2009
1,5
2010
4,5
2011
3,5
2012-14
1,2
2015-16
1,1
2017-19
4,1
2033
1,1
0
1
2
3
4
5

NOK billion.

Norske Skog

Loan transactions prior to credit market unrest

Credit facility EUR 400 million

Five-year bond NOK 1 billion

10-year bond EUR 500 million

Autumn 2006 | Spring 2007

Tax case in Canada

- Cost and disbursement in 2007: NOK 240 mill.
- Background: Unclarified tax case in subsidiary acquired in 2000
- The case could have generated a tax claim of up to NOK 4.5 billion, and has now been permanently closed

Credit rating

- Most wood industry companies have been downgraded due to low earnings
- Norske Skog' s credit rating as of 24 April 2008:
  - BB- from Standard and Poors (was BB+ as of 31 Dec. 2006)
  - B1 from Moody' s (was Ba1 as of 31 Dec. 2006)

82-5226
30.04.2008

MINUTES OF THE GENERAL MEETING IN NORSKE SKOGINDUSTRIER ASA

On 24 April 2008 at 1100 hrs, Norske Skogindustrier ASA held its annual general meeting at Colosseum kino, Fr. Nansens vei 6, Majorstua, Oslo.

Item 1 Opening of the meeting by the chair of the corporate assembly and registration of attending shareholders

The general meeting was chaired by the chair of the corporate assembly, Helge Evju, pursuant to Section 8 of the bylaws. Attending members of the board of directors were Kim Wahl (chair), Ingrid Wiik, Giséle Marchand, Halvor Bjørken, Kåre Leira, Stein Roar Eriksen and Trond Andersen. Øivind Lund and Kari Broberg were absent. Attending members of the election committee were Helge Evju (chair), Idar Kreutzer and Ole H. Bakke. Gunn Wærsted was absent. The company's auditor, Erling Elsrud, was also present. In addition, the CEO and members of the group management team were present.

293 shareholders and shareholder representatives were present, representing 109 252 876 shares out of a total of 189 651 683 voting shares. This is 57.6 per cent of the total number of voting shares. The register of represented shares is attached to the minutes as Appendix 1.

Resolution

The general meeting adopted the convener's register of attending shareholders.

The decision was unanimous. 11 052 225 shares had issued proxies with fixed mandates to abstain from voting.

Item 2 **Election of two persons to sign the minutes**

The chair of the meeting proposed the election of Alf Inge Gjerde and Ann Kristin Brautaset to sign the minutes along with the chair of the meeting. No other proposals were made.

Resolution

Alf Inge Gjerde and Ann Kristin Brautaset were elected to sign the minutes along with the chair of the meeting.

The decision was unanimous. 1 765 909 shares had issued proxies with fixed mandates to abstain from voting.

Item 3 **Approval of the notice of meeting and proposed agenda**

The notice of meeting was distributed to the shareholders according to the bylaws. The chair of the meeting proposed that Items 4, 5 and 6 be debated as one, but that they should be voted on separately following the debate. A similar proposal was made for Items 10 and 11. There were no other proposals for how to handle the items, and the general meeting took the chair of the meeting's proposal under advisement.

Resolution

The general meeting approved the notice of meeting, agenda and the chair of the meeting's proposal for how to handle the items.

The decision was unanimous. 1 765 909 shares had issued proxies with fixed mandates to abstain from voting.

The general meeting was then declared lawfully convened.

Item 4 Approval of the 2007 annual accounts and annual report for Norske Skogindustrier ASA and the group

The chair of the board, Kim Wahl, gave an account of the profit improvement and debt reduction measures. CEO Christian Rynning-Tønnesen informed the meeting about the operations and activities in 2007. The 2007 annual accounts were reviewed by CFO Andreas Enger. The audit report dated 12 March 2008 was summarized by the company's auditor, Erling Elsrud.

In its meeting on 12 March 2008, the board recommended the following:

1. *The board approved the presented annual accounts for the group and the parent company with notes as the board's proposal for the 2007 annual accounts.*
2. *The board of director's report for 2007 was approved.*

In its statement dated 12 March 2008, the corporate assembly recommends the approval of the board's profit allocation and group contribution proposal.

1. *The corporate assembly recommends that the general meeting approves the board's proposal for income statement and balance sheet for 2007 for Norske Skogindustrier ASA and the group, and supports the board's profit allocation and group contribution proposal.*
2. *The corporate assembly takes the board's declaration relating to determination of salary for executive employees under advisement.*

Resolution

1. The presented 2007 accounts for Norske Skogindustrier ASA and the group were approved.
2. The board of director's 2007 annual report was approved.

The decision was unanimous. 1 829 385 shares had issued proxies with fixed mandates to abstain from voting.

Item 5 Allocation of the 2007 profit and group contribution proposal

The board has not recommended to the general meeting that dividend should be disbursed for 2007. The board has recommended that the general meeting of Norske Skogindustrier ASA decides to make a group contribution to Klosterøya AS and Oxenøen Eiendom AS in the accounting year 2007.

Resolution

1. As advised by the corporate assembly, the general meeting approved the board's proposal for profit allocation in Norske Skogindustrier ASA
2. The general meeting of Norske Skogindustrier ASA resolved to make group contributions of NOK 100 million and NOK 120 million to Klosterøya AS (KAS) and Oxenøen Eiendom AS (OEAS), respectively, for the accounting year 2007. The purpose is to enable the group to offset the taxable income in KAS and OEAS for the income year 2007 against the loss carry-forward in Norske Skogindustrier AS.

The resolution was passed against the votes of 222 900 shares, which had issued proxies with fixed mandates to vote against the board's proposal. 1 765 709 shares had issued proxies with fixed mandates to abstain from voting.

Item 6 The board's declaration relating to determination of salary and other remuneration for executive employees

An advisory vote was held on the board's guidelines for determination of salary for executive employees. The general meeting approved the guidelines for awarding shares, subscription rights, options and other forms of remuneration related to shares or the development of the Norske Skog share price.

The board's declaration has been included in Note 19 in the annual accounts of Norske Skogindustrier ASA.

Resolution

1. The general meeting took the board's declaration for the coming accounting year concerning determination of salary and other remuneration for executive employees in the company under advisement.
2. The general meeting approved the board's guidelines for awarding variable remuneration related to the development of the company's share price.

The resolution was passed against the votes of 3 884 shares, which had issued proxies with fixed mandates to vote against the board's proposal. 1 763 421 shares had issued proxies with fixed mandates to abstain from voting.

Item 7 **Approval of five-year contracts for the delivery of pulp wood between related parties**

CEO Christian Rynning-Tønnesen gave an account of the five-year contracts entered into between Wood & logistics AS, a subsidiary of Norske Skogindustrier ASA, and Viken Skog BA and Allskog BA. The agreement entails annual deliveries of in total 900 000 solid cubic metres (scm) of pulp wood and has been entered into contingent upon approval by the general meeting in Norske Skogindustrier ASA according to Section 3-8 of the Public Limited Companies Act. An independent expert account of the mutuality of the parties' payments was enclosed with the notice of meeting. The board has recommended that the general meeting approves the contracts.

Resolution

The general meeting approved the five-year agreements entered into between Wood & logistics AS, which is a subsidiary of Norske Skogindustrier ASA, and Viken Skog BA and Allskog BA.

The resolution was passed against the votes of 1 828 967 shares, which had issued proxies with fixed mandates to vote against the board's proposal.

Item 8 **Determination of remuneration to the members of the corporate assembly**

The chair of the meeting and chair of the election committee, Helge Evju, gave a brief account of the election committee's recommendation.

According to previous resolution passed by the general meeting, most recently on 12 April 2007, the remuneration to the chair of the corporate assembly is NOK 145 000 per year. The corporate assembly, election

committee and remuneration committee members (including observers and deputy members) receive NOK 5 600 as remuneration per meeting. Meeting expenses are reimbursed according to the rates used by the Norwegian state.

The remuneration committee has unanimously recommended to the general meeting that the rate per meeting be raised to NOK 6 000. The committee recommends raising the remuneration to the chair of the corporate assembly by NOK 10 000 to a total of NOK 155 000 per year. The chair's remuneration (NOK 155 000) covers meetings in the election committee, remuneration committee and other meetings the chair participates in, with no further remuneration per meeting, and is on this basis considered correct.

The committee proposed that the amendment should take effect from the current date, so that previous remuneration rates are applied for meetings carried out since the last general meeting on 12 April 2007.

No other proposals were made.

Resolution

1. The remuneration to the chair of the corporate assembly is set at NOK 155 000 per year, effective as of 24 April 2008. The remuneration covers meetings in the election committee, remuneration committee and other meetings the chair of the corporate assembly participates in.
2. The remuneration to the other members of the corporate assembly, election committee and remuneration committee is set at NOK 6 000 per meeting day, effective as of 24 April 2008.
3. Reimbursement of travel expenses to take place according to the rates used by the Norwegian state.

The resolution was passed against the votes of 240 329 shares. 224 496 shares had issued proxies with fixed mandates to vote against the election committee's proposal. 1 765 709 shares had issued proxies with fixed mandates to abstain from voting.

Item 9 Approval of the auditor's fee

The auditor's letter dated 12 March 2008 concerning the auditor's fee for 2007 for the parent company of NOK 2 970 000 was reviewed. Total auditor's fees including other services rendered to the group in 2007 were NOK 16.6 million, of which other services accounted for NOK 5 million.

Resolution

The auditor's fee for 2007 for Norske Skogindustrier ASA of NOK 2 970 000 was approved.

The decision was unanimous. 1 765 921 shares had issued proxies with fixed mandates to abstain from voting.

Item 10 Election of corporate assembly members and deputy members

The chair of the election committee, Helge Evju, presented the election committee's unanimous recommendation. Ketil Bøe gave an account of Third Avenue Management's alternative proposal for corporate assembly members and deputy members.

The election committee's proposal:

1. Reelection of: Emil Aubert (1999), Christian Ramberg (2004) and Tom Ruud (1997-2001, 2006).

2. The following new members are proposed: Thorleif Enger (2008), Ove Gusevik (2008), Even Mengshoel (2008), Tom Rathke (2008), Otto Søberg (2008) and Karen Helene Ulltveit-Moe (2008).
3. As shareholder-elected deputy members (in order of election): 1. Svein Haare (2000), 2. Ole H. Bakke (1999), 3. Kjersti Narum (2006) and 4. Uta Stoltenberg (2008).

Third Avenue Management's proposal:

1. Reelection of: Emil Aubert (1999), Christian Ramberg (2004) and Tom Ruud (1997-2001, 2006).
2. The following new members are proposed: Thorleif Enger (2008), Ove Gusevik (2008), Frode Alhaug (2008), Tom Rathke (2008), Otto Søberg (2008) and Karen Helene Ulltveit-Moe (2008).
3. As shareholder-elected deputy members (in order of election): 1. Svein Haare (2000), 2. Ole H. Bakke (1999), 3. Kjersti Narum (2006) and 4. Uta Stoltenberg (2008).

No other proposals were made.

Resolution

1. Reelection of: Emil Aubert (1999), Christian Ramberg (2004) and Tom Ruud (1997-2001, 2006).
2. The following new members are proposed: Thorleif Enger (2008), Ove Gusevik (2008), Even Mengshoel (2008), Tom Rathke (2008), Otto Søberg (2008) and Karen Helene Ulltveit-Moe (2008).
3. As shareholder-elected deputy members (in order of election): 1. Svein Haare (2000), 2. Ole H. Bakke (1999), 3. Kjersti Narum (2006) and 4. Uta Stoltenberg (2008).

The new composition of the corporate assembly's shareholder-elected members and deputy members will then be:

Members:

Tom Ruud	(2010)
Helge Evju	(2009)
Emil Aubert	(2010)
Ann Kristin Brautaset	(2009)
Thorleif Enger	(2010)
Ove Gusevik	(2010)
Kirsten C. Idebøen	(2009)
Even Mengshoel	(2010)
Christian Ramberg	(2010)
Tom Rathke	(2010)
Otto Søberg	(2010)
Karen Helene Ulltveit-Moe	(2010)

Deputy members

1.	Svein Haare	(2009)
2.	Ole H. Bakke	(2009)
3.	Kjersti Narum	(2009)
4.	Uta Stoltenberg	(2009)

235 286 shares had issued proxies with fixed mandates to vote against the recommendation of the election committee. In the votes cast in writing, these shares were counted among the blank votes/abstaining shares.

The number of shares in favour of the proposal of the election committee: 55 902 684 shares

The number of shares in favour of Third Avenue Management's proposal: 51 148 402 shares

Blank/abstaining: 140 795 shares

Votes not cast: 2 060 995 shares

Item 11 Election of three election committee members

The chair of the election committee, Helge Evju, gave an account of the unanimous recommendation of the election committee. Ketil Bøe gave an account of Third Avenue Management's alternative proposal for members and deputy members to the corporate assembly. New chair and deputy chair of the corporate assembly will be elected during the corporate assembly meeting on 7 May. The election committee has proposed Tom Ruud as the new chair. The bylaws state that the chair of the corporate assembly is also the chair of the election committee.

The proposal of the election committee:

Ole H. Bakke (2006), Helge Evju (2006) and Henrik A. Christensen (2008) are elected as members of the election committee.

Third Avenue Management's proposal:

Ole H. Bakke (2006), Otto Søberg (2008) and Henrik A. Christensen (2008) are elected as members of the election committee.

No other proposals were made.

Resolution

Ole H. Bakke (2006), Otto Søberg (2006) and Henrik A. Christensen (2008) are elected as members of the election committee.

10 074 931 shares had issued proxies with fixed mandates to vote against the recommendation of the election committee. In the votes cast in writing, these shares were counted among the blank votes/abstaining shares.

The number of shares in favour of the proposal of the election committee: 41 603 700 shares
The number of shares in favour of Third Avenue Management's proposal: 55 568 566 shares
Blank/abstaining: 10 013 161 shares
Votes not cast: 2 067 449 shares

Item 12 Renewal of authority to the board – purchase of own shares

The board proposed to the general meeting that a resolution be passed to renew the board's authority to purchase own shares. An account of the background for the proposal was given.

Resolution

The board is granted authority to purchase own shares for a face amount of NOK 185 000 000, however, it cannot purchase more than 10 per cent of the outstanding shares at any given time. The shares must be purchased at the listed price. The board can freely purchase and sell own shares as it deems practical, however, only in a manner ensuring compliance with the principles for equal treatment of shareholders. The authority is granted for the period until the next general meeting.

The resolution was passed against the votes of 15 000 shares. 1 768 352 shares had issued proxies with fixed mandates to abstain from voting.

Item 13 **Repeal of Section 9 of the company's bylaws**

Ketil Bøe presented Third Avenue Management's proposal to repeal Section 9 of the company's bylaws.

Third Avenue Management's proposal:

"Section 9 of the bylaws is repealed."

Section 9 of the bylaws concern amendments to the bylaws and states:

"Amendments to the bylaws are made in the general meeting. A lawful decision requires a three-quarters majority of the cast votes, and these must represent three-quarters of the share capital represented at the general meeting."

If the proposal is adopted, the bylaws can be amended with the majority requirements pursuant from Section 5-18 of the Public Limited Companies Act. A resolution to amend the bylaws will then require the support of two-thirds of the cast votes and two-thirds of the share capital represented at the general meeting.

Resolution

Section 9 of the bylaws is repealed.

The number of shares in favour of Third Avenue Management's proposal: 104 862 958 shares
The number of shares against Third Avenue Management's proposal: 2 293 958 shares
Blank/abstaining: 25 255 shares
Votes not cast: 2 070 675 shares

There were no further items on the agenda and the meeting was adjourned at 1415 hrs.

Oslo, 24 April 2008

Helge Evju (sign.)   Ann Kristin Brautaset (sign.) Alf Inge Gjerde (sign.)

Norske Skog

Press release

Oxenøen, 6 May 2008

Revised recommendation from the election committee in Norske Skogindustrier ASA

The new election committee in Norske Skogindustrier ASA, elected at the company's general meeting on 24 April 2008, has made a new recommendation for members of the board of directors in Norske Skogindustrier ASA.

The members of the board will be elected by the company's corporate assembly on 7 May 2008.

The new recommendation is enclosed with this press release.

Oxenøen, 6 May 2008

Norske Skog
Corporate affairs

For further information:

Helge Evju
Chair of the election committee

Mob. tel. +47 958 87 416

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

The election committee's recommendation for the election of the board of directors, as well as chair and deputy chair of the corporate assembly in Norske Skogindustrier ASA

(To be processed at the corporate assembly on 7 May 2008)

The election committee in Norske Skog is required by the bylaws and must according to the bylaws consist of the chair of the corporate assembly as well as three other members elected by the general meeting for a year at a time. Since the general meeting on 24 April 2008, the election committee has consisted of Helge Evju (chair), Henrik A. Christensen, Ole H. Bakke and Otto Søberg. Bakke and Christensen are not members of the company's corporate assembly or board of directors. Tom Ruud, who has been proposed as the new chair of the corporate assembly, has participated in the work of the election committee.

The election committee has assessed the proposals made by the largest Norwegian and foreign shareholders concerning candidates for the board of directors and corporate assembly and any other matters of significance for work of the election committee.

The election committee endorses the assessments made by the outgoing election committee as regards the industry's development trends, the company's internal reorganisation process as well as the company's strategic position. The election committee has emphasised creating as broad as possible consensus among the shareholders and establish a board of directors with sufficient authority and vigour. The shareholders' profit requirements also set requirements related to great commercial and market-related knowledge as well as experience and competence relating to international financial markets.

On the basis of these assessments, we propose that Svein Rennemo joins the board of directors as a new member, replacing Risto Hautamaki, who was recommended by the

previous election committee. Rennemo has international industrial experience as well as competence from comprehensive restructuring.

The election committee otherwise maintains its recommendation for candidates for the board of directors as well as chair and deputy chair of the corporate assembly. The election committee endorses the outgoing election committee's recommendation as regards strengthening the board of directors with one member.

Recommendation:

The election committee proposes the re-election of Kim Wahl, Halvor Bjørken, Gisele Marchand and Ingrid Wiik as board members. Øystein Stray Spetalen, Svein Rennemo and Wenche Holen are proposed as new board members.

The election committee proposes the election of Kim Wahl as the chair of the board and Øystein Stray Spetalen as the deputy chair of the board.

The election committee proposes the election of Tom Ruud as the chair and Helge Evju as the deputy chair of the corporate assembly.

Oslo, 5 May 2008

------------------	------------------	-----------------	--------------------
Helge Evju (Chair)(Sign)	Ole H. Bakke (Sign)	Henrik A. Christensen (Sign)	Otto Søberg (Sign)

82-5226
07.05.2008

Stock Exchange and press release

Norske Skog's corporate assembly and board of directors

At its meeting today, Norske Skog's corporate assembly elected Tom Ruud as chair and Helge Evju as deputy chair. Other shareholder elected members are: Emil Aubert, Ann Kristin Brautaset, Thorleif Enger, Ove Gusevik, Kirsten Idebøen, Even Mengshoel, Christian Ramberg, Tom Rathke, Otto Søberg og Karen Helene Ulltveit-Moe.

The following are the shareholder-elected deputy members: Svein Haare, Ole H. Bakke, Kjersti Narum and Uta Stoltenberg.

The employee representatives in the corporate assembly are not up for election in 2008.

The corporate assembly also elected shareholder representatives to the board. Kim Wahl, Halvor Bjørken, Gisèle Marchand and Ingrid Wiik were re-elected as board members, and Øystein Stray Spetalen, Svein Rennemo and Wenche Holen were elected new board members. Kim Wahl was re-elected as chair of the board and Øystein Stray Spetalen was elected deputy chair of the board. Three employee representatives in the board are not up for election this year.

Oxenøen, 7 May, 2008

NORSKE SKOG

Corporate Affairs

82-5226
08.05.2008

Release to Oslo Stock Exchange

Revised segmented figures – 2007

As announced earlier, certain changes have been done with regard to segment structure as from 2008. Enclosed are the revised segmented figures for each quarter in 2007.

Oxenøen, 8 May, 2008

NORSKE SKOGINDUSTRIER ASA

Investor Relations

Revised segment information 2007

	Q4 / 07	Q3 / 07	Q2 / 07	Q1 / 07
Newsprint Europe				
Operating revenue	2245	2087	2201	2156
Gross operating earnings	303	381	480	473
Gross operating earnings after depreciation	111	208	301	290
Newsprint Asia				
Operating revenue	1359	1312	1408	1381
Gross operating earnings	148	134	238	297
Gross operating earnings after depreciation	-21	-29	57	149
Newsprint Australasia				
Operating revenue	946	895	941	943
Gross operating earnings	214	201	262	251
Gross operating earnings after depreciation	21	26	87	77
Newsprint South America				
Operating revenue	305	318	347	314
Gross operating earnings	61	46	80	70
Gross operating earnings after depreciation	33	20	37	26
Magazine				
Operating revenue	1671	1719	1522	1598
Gross operating earnings	83	138	147	152
Gross operating earnings after depreciation	-52	-8	2	-5
Energy				
Operating revenue	335	246	252	285
Gross operating earnings	2	-23	-10	-21
Gross operating earnings after depreciation	2	-23	-10	-21
Other activities				
Operating revenue	956	922	940	869
Gross operating earnings	-89	-44	-69	-56
Gross operating earnings after depreciation	-95	-71	-86	-73

Norske Skog

82-5226
08.05.2008

Press release

Oxenøen, 8 May 2008

Weak result in the first quarter

The gross operating profit before depreciation and all special items was NOK 489 million in the first quarter of 2008, down from 778 million in the fourth quarter of 2007. The weakened result is, as previously reported, due to lower newsprint prices in Europe, increased prices on several input factors and currency factors. Price increases have been implemented for magazine paper in Europe and newsprint in China. With the exception of magazine paper, all segments show weaker results, and in some cases significantly weaker results.

"Seasonal fluctuations add to the weak result. However, the strong cost growth, combined with a weak price development for newsprint in Europe, is the largest challenge facing Norske Skog," says CEO Christian Rynning-Tønnesen.

Decisions have been made to shut down three paper machines in 2008. This is expected to yield a result improvement of NOK 500 million per year. In addition, staff reductions and other measures have been carried out at the corporate centre which will give annual cost savings of about NOK 150 million.

One of Norske Skog's main priorities is to reduce net debt by generating sufficient cash flow from operations and transactions. As previously reported, Norske Skog is working with external advisers to review various models to restructure the group and reduce the debt.

The underlying operating profit, containing NOK 145 million in realised gains from currency hedging, amounted to NOK 634 million in the quarter. The corresponding figure in the fourth quarter of 2007 was NOK 926 million.

The net loss after tax was NOK 966 million in the first quarter of 2008. The halting of the Pisa PM2 project in Brazil has added NOK 665 million in termination costs and impairments to the accounts.

Operations generated a good cash flow during the quarter, NOK 832 million in total. This has contributed to reducing net interest-bearing debt with NOK 666 million from year-end 2007, and as of 31 March 2008, it amounts to NOK 15.7 billion NOK.

Outlook for the remainder of 2008
Measured in local currency, stable newsprint prices are expected in Europe, lower prices in Australia from 1 July and price increases in Asia. The price increase on input factors remains a concern. The second half of 2008 will see cost savings as a result of the shutdown of paper machines and other cost-reducing measures.

Presentation/Webcast
Norske Skog will hold a webcast presentation at the company's premises at Oxenøen at 13.00 hrs. today. Telephone numbers for calling in and other details can be found on Norske Skog's website www.norskeskog.com

Oxenøen, 8 may 2008

Norske Skog
Corporate affairs

For further information:

Media:
Vice president corporate affairs Tom Bratlie
Telephone: +47 905 21 904

Financial market:
Vice president investor relations Jarle Langfjæran
Telephone: +47 909 78 434


08
Future on Paper

Q1 report

Norske Skog


Norske Skog
Q1 08

KEY FIGURES (UNAUDITED):

		Q1/08	Q4/07	Q1/07	YTD 2008	YTD 2007
Operating revenue	NOK mill	6 269	6 956	6 726	6 269	6 726
Gross operating earnings *	NOK mill	634	926	1 103	634	1 103
Operating earnings *	NOK mill	(44)	235	405	(44)	405
Underlying gross operating margin *	%	10.1 %	13.3 %	16.4 %	10.1 %	16.4 %
Net operating margin *	%	(0.7 %)	3.4 %	6.0 %	(0.7%)	6.0 %
Return on capital employed *	%	0.2 %	0.7 %	4.6 %	0.2 %	4.6 %
Profit before tax	NOK mill	(1 108)	(82)	(135)	(1 108)	(135)
Net profit	NOK mill	(966)	(910)	(99)	(966)	(99)
Earnings per share	NOK	(5.04)	(4.65)	(0.50)	(5.04)	(0.50)
Cash flow from operating activities	NOK mill	832	521	607	832	607
Cash flow per share	NOK	4.40	2.75	3.21	4.40	3.21
Net interest bearing debt	NOK mill	15 742	16 408	16 611	15 742	16 611
Net interest bearing debt / equity	Ratio	1.12	1.05	0.93	1.12	0.93
Production	1 000 tonnes	1 469	1 476	1 504	1 469	1 504
Deliveries	1 000 tonnes	1 442	1 599	1 427	1 442	1 427

** The numbers are exclusive of items that are deemed not to be related to the underlying operation. The numbers are reconciled to the IFRS accounts in the two tables below.*

	Q1/08	Q4/07	Q1/07	YTD 2008	YTD 2007
Underlying Gross operating earnings	**634**	**926**	**1 103**	**634**	**1 103**
Cash flow hedging effects	(145)	(148)	72	(145)	72
Gross operating earnings IFRS	**489**	**778**	**1 175**	**489**	**1 175**

	Q1/08	Q4/07	Q1/07	YTD 2008	YTD 2007
Underlying Operating earnings	**(44)**	**235**	**405**	**(44)**	**405**
Value changes energy contracts	475	4 489	(22)	475	(22)
Value changes derivatives	467	439	(396)	467	(396)
Value changes other assets	0	27	0	0	0
Cash flow hedging effects	(145)	(148)	72	(145)	72
Special, non-recurring items	(291)	0	(2)	(291)	(2)
Restructuring expenses	(198)	0	0	(198)	0
Impairments	(1 254)	(4 866)	0	(1 254)	0
Operating earnings IFRS	**(990)**	**176**	**57**	**(990)**	**57**



Directors' report for the first quarter of 2008

- Operating income in the first quarter of 2008: NOK 6,269 million (NOK 6,956 million in the fourth quarter of 2007 and NOK 6 726 million in first quarter 2007). The reduction is mainly due to seasonal fluctuations.

- The underlying gross operating profit amounted to NOK 634 million (NOK 926 million) in the first quarter of 2008. The weak result is due to lower newsprint prices in Europe, increased costs of materials and currency factors.

- Cash flow from operations was NOK 832 million.

- A decision has been made to shut down three paper machines with a total capacity of 450,000 tonnes.

- A decision has been made to halt the Pisa PM 2 project in Brazil.

Changes in segment structure etc.

As of 2008, Norske Skog has applied IFRS 8 in the segment reporting. Please refer to information under "Accounting principles" later in this report.

Comments on the underlying result

The underlying gross operating profit for the segments is NOK 489 million in total for the first quarter of 2008. The corresponding figure for the group is NOK 634 million, after the addition of NOK 145 million in realised gains from the hedging of cash flow. In the fourth quarter of 2007, the underlying gross operating profit was NOK 778 million for the segments and NOK 926 million for the group. All segments, with the exception of magazine paper, have lower underlying operating results in the first quarter of 2008 than in the fourth quarter of 2007.

PROFIT IMPROVEMENT PROGRAM

The program was initiated in the autumn of 2006, with the objective of achieving profit improvements of NOK 3 billion by the end of 2008, measured against the base year 2005. Improvements achieved at the end of the first quarter of 2008 are NOK 2 billion when annualised. This is the same as at year-end 2007, as improvements at several of the business units have been equalised by relatively low capacity utilisation and certain other factors.

It is expected, however, increased positive effects from the improvement program later in 2008 and the target of NOK 3 billion is maintained. Some of the improvements, however, assumed investments which have been postponed or cancelled, and the effect of these improvements will therefore not materialise. Further cost-reducing measures have been implemented, but it is uncertain whether the objective of NOK 3 billion will be fully attained by the end of the year.



Segment information – Operating and market conditions

For newsprint, the 2007 market trends have mostly continued in the first quarter of 2008, which means continued reduced consumption in North America, somewhat lower demand in Europe and Australasia and strong growth in Asia and South America. For the world in total, we estimate a reduction in demand for standard newsprint of 0.7 per cent in the first quarter of 2008, compared with the first quarter of 2007. As regards magazine paper, the growth in demand is lower than last year.

Norske Skog' s overall deliveries in the first quarter of 2008 were 10 per cent lower than in the fourth quarter of 2007, to some extent due to normal seasonal fluctuations. There was a marginal increase in deliveries compared with the first quarter of 2007. The total production volume in the first quarter of 2008 was on the same level as in the fourth quarter of 2007, but somewhat lower than in the first quarter of 2007 due to implemented production curtailments in the autumn of 2007 and early in 2008.

Newsprint total - Key figures

		Q1/08	Q4/07	Q1/07
Operating income	NOK mill.	4,427	4,998	4,904
Gross operating profit	NOK mill.	403	757	1,077
Gross operating profit/loss after depreciation	NOK mill.	-193	179	517
Gross operating margin	%	9.1	15.1	22.0
Production	1,000 tonnes	1,131	1,152	1,196
Deliveries	1,000 tonnes	1,143	1,260	1,123
Production/capacity	%	90	91	96

The result in the newsprint segment is significantly lower than last year, due to lower production, lower prices measured in NOK, continued strong cost growth, primarily for recovered paper in Asia and energy in New Zealand and in South America, and currency effects. The average price in the first quarter of 2008, measured in NOK, is 11 per cent lower than in the first quarter of 2007, and 2.4 per cent lower than in the fourth quarter of 2007. Measured in local currency, prices are lower in Europe, stable in Australasia and higher in South America and in many Asian markets.

Newsprint - Europe - Key figures

		Q1/08	Q4/07	Q1/07
Operating income	NOK mill.	1,823	2,245	2,156
Gross operating profit	NOK mill.	169	303	473
Gross operating profit/loss after depreciation	NOK mill.	-36	111	290
Gross operating margin	%	9.3	13.5	21.9
Production	1,000 tonnes	480	494	536
Deliveries	1,000 tonnes	471	562	497
Production/capacity	%	86	88	97

The result within the European newsprint segment is strongly influenced by production curtailments of almost 80,000 tonnes in the first quarter of 2008, measured against full capacity utilisation. The achieved average price is 7.5 per cent lower than in the fourth quarter of 2007 as a result of a price decrease of about 5 per cent measured in local currency from year-end 2007, and the fact that the British pound has become worth less compared to NOK and the Euro.

Newsprint demand in Europe was about 3 per cent lower in the first quarter of 2008 than in the first quarter of 2007. The import of newsprint from North America remained at approximately the same level as in the first quarter of 2007.

Newsprint - Asia - Key figures

		Q1/08	Q4/07	Q1/07
Operating income	NOK mill.	1,267	1,359	1,381
Gross operating profit	NOK mill.	89	148	297
Gross operating profit/loss after depreciation	NOK mill.	-95	-21	149
Gross operating margin	%	7.0	10.9	21.5
Production	1,000 tonnes	372	374	389
Deliveries	1,000 tonnes	385	407	364
Production/capacity	%	92	93	97

The result in Asia has been further weakened since the fourth quarter, with higher prices on recovered paper and energy being the main reason. For the segment as a whole, the prices achieved, measured in NOK, were marginally lower in the first quarter of 2008, compared with the fourth quarter of 2007, but prices in China are about 10 per cent higher.

Demand development in Asia remains positive, with an increase in demand of about 5 per cent in the first quarter of 2008 compared with the first quarter of 2007 when excluding Japan. The market balance in general is much improved, and prices are expected to increase in most markets. There is at present no new newsprint capacity under construction in China, and several machines which formerly produced newsprint have been shut down for environmental reasons or are now producing book paper and other types of publication paper.

Newsprint - Australasia - Key figures

		Q1/08	Q4/07	Q1/07
Operating income	NOK mill.	953	946	943
Gross operating profit	NOK mill.	140	214	251
Gross operating profit/loss after depreciation	NOK mill.	-35	21	77
Gross operating margin	%	14.7	22.6	26.6
Production	1,000 tonnes	206	209	198
Deliveries	1,000 tonnes	219	215	194
Production/capacity	%	94	96	90

The weak first quarter result is mainly due to high energy prices in New Zealand. The energy cost in New Zealand will stabilise at a lower level from September 2008, due to a new long-term energy contract based on geothermal energy.

Newsprint demand in Australasia is somewhat reduced compared with the same period last year. Sales from Norske Skog' s mills have been maintained through shipping products to India and other markets in Asia.

Newsprint - South America - Key figures

		Q1/08	Q4/07	Q1/07
Operating income	NOK mill.	270	305	314
Gross operating profit	NOK mill.	2	61	70
Gross operating profit/loss after depreciation	NOK mill.	-29	33	26
Gross operating margin	%	0.7	20.0	22.3
Production	1,000 tonnes	73	75	73
Deliveries	1,000 tonnes	68	76	68
Production/capacity	%	94	94	94

The result in the first quarter of 2008 is very weak, in particular for the Pisa mill in Brazil which has been affected by a strong increase in timber and energy prices, and additionally the productivity has been low.

There is a positive increase in demand in Brazil and several other markets in the region, at the same time as there is an increasing cost pressure.

Magazine paper - Key figures

		Q1/08	Q4/07	Q1/07
Operating income	NOK mill.	1,514	1,671	1,598
Gross operating profit	NOK mill.	154	83	152
Gross operating profit/loss after depreciation	NOK mill.	42	-52	-5
Gross operating margin	%	10.2	5.0	9.5
Production	1,000 tonnes	337	324	308
Deliveries	1,000 tonnes	298	339	304
Production/capacity	%	97	93	89

As a result of implemented price increases from the turn of the year, the operating result for the magazine segment is showing substantial improvement, but it is still not satisfactory.

Magazine paper demand in Europe in the first quarter of 2008 was slightly more than 2 per cent higher than in the first quarter of 2007.



Energy - Key figures

		Q1/08	Q4/07	Q1/07
Operating income	NOK mill.	418	335	285
Gross operating profit/loss	NOK mill.	-5	2	-21
Gross operating profit/loss after depreciation	NOK mill.	-5	2	-21

The underlying operating result for the segment includes realised result elements from energy trading in Norway. For accounting purposes, purchase of energy in Norway is recognised as a material cost in the segment, with resale at contract prices to the Norwegian mills.

The operating result according to IFRS includes changes in the value of energy contracts and derivatives totalling NOK 942 million, in addition to realised gains from energy hedging of NOK 44 million.

Other activities - Key figures

		Q1/08	Q4/07	Q1/07
Operating income	NOK mill.	923	956	869
Underlying gross operating loss	NOK mill.	-63	-89	-56
Gross operating profit/loss after depreciation	NOK mill.	-76	-95	-73

The segment includes corporate functions and various unallocated costs, in addition purchase and resale of timber and to some degree also purchase and resale of recovered paper.

Income statement according to IFRS

The net operating loss according to IFRS is NOK 990 million in the first quarter of 2008. Compared with the total underlying gross operating result for the segments (NOK 489 million), the operating result according to IFRS includes reorganisation costs of NOK 198 million, other gains/losses with an income of NOK 694 million, ordinary depreciation of NOK 721 million and write-downs of NOK 1,254 million.

The restructuring costs of NOK 198 million include provisions in connection with staff reductions of NOK 180 million within the newsprint segment and NOK 18 million in the segment other activities.

Other gains/losses of NOK 694 million consist of NOK 987 million in increase in value of energy contracts and built-in derivatives, gains from the sale of a port property in New Zealand of NOK 59 million, termination costs related to halting the Pisa PM 2 project of minus NOK 346 million, and other gains / losses of minus NOK 6 million.

Write-downs of NOK 1,254 million consist of write-downs related to the shutdown of three paper machines of NOK 940 million, write-down of previously capitalised installations in the Pisa PM 2 project of NOK 319 million and the reversal of previous write-downs of NOK 5 million.

The net result in the first quarter 2008 was minus NOK 966 million.

FINANCIAL ITEMS

Total financial costs amounted to NOK 117 million in the first quarter of 2008, compared with NOK 259 million in the fourth quarter 2007. The reduction is mainly related to realised and unrealised gains from currency hedging, totalling NOK 174 million in the first quarter of 2008 compared with NOK 28 million in the fourth quarter of 2007. As stated above, gains from the hedging of cash flow of NOK 145 million have been realised in the first quarter of 2008 (NOK 148 million in the fourth quarter of 2007), and are included in the calculation of underlying gross and net operating result for the group.

TAX

The loss before tax was NOK 1,108 million in the first quarter of 2008, and there is a tax income of NOK 142 million. The loss before tax contains termination costs and depreciation related to the halting of the Pisa PM2 project, and these costs are only partly tax deductible.

Cash flow

The cash flow from operations, less financial items paid and taxes paid, was NOK 832 million in the first quarter of 2008, compared with NOK 521 million in the fourth quarter of 2007. The increase is due to a favourable development in financial items paid and the fact that a tax issue in Canada was resolved in the fourth quarter of 2007. Financial costs payable are expected to normalise later in the year, and payments will also take place under the provisions made for staff reduction and stopping the Pisa PM 2 project..

In addition to cash flow from operations, there is an incoming cash payment of NOK 105 million in connection with the sale of a port property in New Zealand.

Capitalised investments in the first quarter of 2008 amount to NOK 390 million.

Balance sheet

Total assets were NOK 42.1 billion as of 31 March 2008, a reduction of NOK 1.2 billion from year-end 2007. Non-current assets have been reduced by NOK 2.4 billion from year-end and amount to NOK 26.9 billion as of 31 March 2008. The reduction is due to currency factors, write-downs in connection with shutdowns and that investments recognised in the balance sheet are significantly lower than the ordinary depreciation.

In the first quarter of 2008, a decision was made to put the main office property Oxenøen outside of Bærum up for sale. The property is about 56,000 square metres in total. The existing buildings are offices and parking facilities of just over 14,000 square metres, and the remaining development potential is about 19,000 square metres. Most of this is at present commercially zoned. The accounting handling of the property is according to IFRS 5 – Fixed

Assets held for sale. As a result, the book value of the main office property, NOK 193 million, has been reclassified from tangible fixed assets to current assets in connection with the plans to sell the property.

Current assets have increased by NOK 1.3 billion, mainly due to increase in value of physical energy contracts and built-in derivatives. Cash and liquid assets increased by NOK 190 million in the first quarter and amount to NOK 1,982 million as of 31 March 2008.

Net interest-bearing debt was NOK 15.7 billion as of 31 March 2008, compared with NOK 16.4 billion at year-end. The reduction is due to a positive cash flow and currency effects. The available liquidity including undrawn credit facilities was NOK 7.8 billion at the end of the quarter, and average term to maturity was 5.6 years. Loans falling due during the remainder of 2008 amount to NOK 1 billion, mainly local loans in Asia.

Gearing (net interest-bearing debt/ equity) was 1.12 as of 31 March 2008 compared with 1.05 at year-end.

Health and safety

The H value (injuries with absence per million working hours) was 1.4 in the 12-month period from 1 April 2007 to 31 March 2008. 10 of the mills had zero injuries in the period. The H value was 1.7 in the previous 12-month period.

Changed credit rating

The rating agency Moody's downgraded Norske Skog' s debt from Ba2 to B1 on 2 April, i.e. to rating steps. The "Negative Outlook" is maintained. Standard and Poor' s downgraded Norske Skog from BB to BB- on 21 April and Norske Skog was put on the Credit Watch list.

None of Norske Skog' s current loans has terms linked to rating level. The price level for future refinancing will, however, be affected.

Debt reduction and sale of businesses

One of Norske Skog' s main priorities is to reduce net debt, both through cash flow from operations and possible divestment of parts of the business. Several group restructuring models are being reviewed, and ABG Sundal Collier, UBS and the legal firm Wiersholm have been retained as advisors in this regard.

Permanent shutdown of production capacity

In its meeting on 12 March, the corporate assembly authorised the board of directors' to implement the shutdown of newsprint production capacity totalling 450,000 tonnes. There have been temporary production shutdowns at several Norske Skog mills in recent years. The production capacity is not efficiently utilised, and the continued surplus capacity has contributed to a weak price development.

The shutdowns amount to about seven per cent of the company's total global production capacity, and include the following mills/paper machines: Permanent shutdown of Norske Skog Steti (130,000 tonnes), indefinite shutdown of PM2 at Norske Skog Follum (130,000 tonnes), and indefinite shutdown of Norske Skog Cheongwon (190,000 tonnes). The shutdowns of Steti and Follum PM2 will take place during the second quarter, whereas the date for the shutdown of Cheongwon has not been decided yet.

The shutdowns entail write-downs of NOK 940 million, which are included in the accounts for the first quarter of 2008. The shutdowns will result in a fixed cost reduction of about NOK 250 million. In addition, a contribution margin improvement of about NOK 250 million has been estimated as a result of other mills with low variable costs taking over parts of the production and sales volumes from the units which are shut down. A provision of NOK 180 million has been made in the accounts for the first quarter of 2008 for severance pay and other items in connection with the staff reductions resulting from the shutdowns.

Halting the Pisa PM 2 project

The board of Norske Skog has decided to halt the construction of paper machine no. 2 at Norske Skog Pisa in Brazil. The decision was made on the basis of the fact that the project would have become significantly more expensive than originally assumed.

The project, which was adopted in December 2006, consisted of moving one of the used paper machines from the defunct paper mill Norske Skog Union in Norway to Norske Skog Pisa in Brazil. The original cost limit was USD 210 million, while the estimated project cost in March 2008 was USD 380 million. The increase is mainly due to strong cost increases in Brazil, currency factors and the fact that the original budget was too small.

Parts of the project, which will benefit the existing part of Norske Skog Pisa, will be completed. The paper machine itself will be stored at Norske Skog Pisa. The project can therefore be restarted at a later date, should it prove economically justifiable.

Halting the project has incurred termination costs of NOK 346 million which have been included under "Other gains and losses" in the accounts for the first quarter of 2008, in addition to write-downs of NOK 319 million. When assessing the overall economic effect, the positive cash flow from currency hedging of NOK 128 million related to the project must also be included.

As announced earlier the board wish to have an independent review of the Pisa PM 2 project in order to avoid similar occurrences in the future. The auditing firm Ernst & Young has to this end been engaged to make a full report on the matter. The report will be presented to the board in August of 2008.

Norske Skog' s governing bodies

Election of new members of the corporate assembly and election committee took place during the general meeting on 24 April. The following are now the shareholder-elected members of the corporate assembly: Tom Ruud, chair, Helge Evju, deputy chair, Emil Aubert, Ann Kristin Brautaset, Thorleif Enger, Ove Gusevik, Kirsten Idebøen, Even Mengshoel, Tom Rathke, Christian Ramberg, Otto Søberg and Karen Helene Ulltveit-Moe.

The following are the shareholder-elected deputy members: Svein Haare, Ole H. Bakke, Kjersti Narum and Uta Stoltenberg.

The employee representatives in the corporate assembly are not up for election in2008.

The new election committee consists of Tom Ruud, (chair), Ole H. Bakke, Henrik A. Christensen and Otto Søberg.

The corporate assembly has re-elected Kim Wahl, Halvor Bjørken, Gisèle Marchand and Ingrid Wiik as board members. Øystein Stray Spetalen, Svein Rennemo and Wenche Holen have been elected new board members. Kim Wahl has been reelected as chair of the board and Øystein Stray Spetalen has been elected deputy chair of the board.

Repeal of Section 9 of the bylaws

The general meeting decided to repeal Section 9 of the bylaws so that amendments to the bylaws hereafter take place according to the ordinary provisions of the Limited Liability Companies Act, i.e. with a two-thirds majority.

Shares

As of 31 March 2008, the foreign ownership was 41 per cent, compared with 49 per cent at year-end. A total of 260 million Norske Skog shares were traded in the first quarter of 2008.

In early February, the US unit trust Third Avenue Management flagged an ownership of Norske Skog shares exceeding 5 per cent. At the date the general meeting was held, 24 April, Third Avenue's ownership of voting shares had increased to 7.2 per cent.

In February, Norske Skog purchased 650,000 own shares in the market, of which 143,700 shares were immediately resold to primary insiders. In early April, 812,357 shares were sold to employees in connection with the annual share savings programme. After this sale, Norske Skog owns 293,943 own shares.

Organisation

A comprehensive staff reduction and reorganisation process is underway at the main office. The objective is to achieve annual cost reductions of NOK 150 million with full effect from 2009. So far, measures have been identified which will yield cost savings of NOK 135 million.

The vice president responsible for South America resigned in connection with the halting of the Pisa PM2 project. Other changes also took place in the group management team, which now consists of six persons:

President and CEO: Christian Rynning-Tønnesen
Chief financial officer: Andreas Enger
Senior vice president strategy: Rune Gjessing
Vice president HR and organisation: Kristin Slyngstad Klitzing
Senior vice president responsible for Europe: Jan Clasen
Senior vice president responsible for Asia, Australasia and South America: Vidar Lerstad

Lysaker, 7 May 2008

The Board of directors of Norske Skogindustrier ASA



FINANCIAL FIGURES Q1 2008

INCOME STATEMENT PER OPERATING SEGMENT Q1 2008

	Newsprint	Magazine Paper	Energy	Other activities	Eliminations / Reclass.	Norske Skog Group
Operating revenue	4 427	1 514	418	923	(1 013)	6 269
Distribution costs	(391)	(160)	0	(28)	0	(579)
Cost of materials	(2 646)	(993)	(423)	(749)	898	(3 913)
Change in inventories	(40)	172	0	(12)	0	120
Employee benefit expenses	(545)	(236)	0	(93)	0	(874)
Other operating expenses	(402)	(143)	0	(104)	115	(534)
Gross operating earnings	**403**	**154**	**(5)**	**(63)**	**0**	**489**
Depreciations	(596)	(112)	0	(13)	0	(721)
Gross operating earnings after depreciations	**(193)**	**42**	**(5)**	**(76)**	**0**	**(232)**
Restructuring expenses	(180)	0	0	(18)	0	(198)
Other gains and losses	(286)	(4)	986	0	(2)	694
Impairments	(1 261)	0	0	7	0	(1 254)
Operating earnings	**(1 920)**	**38**	**981**	**(87)**	**(2)**	**(990)**

INCOME STATEMENT PER OPERATING SEGMENT Q4 2007

	Newsprint	Magazine Paper	Energy	Other activities	Eliminations / Reclass.	Norske Skog Group
Operating revenue	4 998	1 671	335	956	(1 004)	6 956
Distribution costs	(417)	(159)	0	(16)	0	(592)
Cost of materials	(2 587)	(951)	(333)	(767)	929	(3 709)
Change in inventories	(346)	(80)	0	(47)	0	(473)
Employee benefit expenses	(507)	(240)	0	(113)	0	(860)
Other operating expenses	(384)	(158)	0	(102)	100	(544)
Gross operating earnings	**757**	**83**	**2**	**(89)**	**25**	**778**
Depreciations	(578)	(135)	0	(6)	0	(719)
Gross operating earnings after depreciations	**179**	**(52)**	**2**	**(95)**	**25**	**59**
Restructuring expenses	0	0	0	0	0	0
Other gains and losses	(3)	(3)	5 013	0	(24)	4 983
Impairments	(2 834)	(2 032)	0	0	0	(4 866)
Operating earnings	**(2 658)**	**(2 087)**	**5 015**	**(95)**	**1**	**176**

OPERATING SEGMENTS
NEWSPRINT

Income statement	**Q1/08**	**Q4/07**	**Q1/07**	**YTD 2008**	**YTD 2007**
Operating revenue	4 427	4 998	4 904	4 427	4 904
Distribution costs	(391)	(417)	(408)	(391)	(408)
Cost of materials	(2 646)	(2 587)	(2 712)	(2 646)	(2 712)
Change in inventories	(40)	(346)	235	(40)	235
Employee benefit expenses	(545)	(507)	(606)	(545)	(606)
Other operating expenses	(402)	(384)	(336)	(402)	(336)
Gross operating earnings	**403**	**757**	**1 077**	**403**	**1 077**
Depreciations	(596)	(578)	(560)	(596)	(560)
Gross operating earnings after depreciations	**(193)**	**179**	**517**	**(193)**	**517**
Restructuring expenses	(180)	0	(9)	(180)	(9)
Other gains and losses	(286)	(3)	1	(286)	1
Impairments	(1 261)	(2 834)	0	(1 261)	0
Operating earnings	**(1 920)**	**(2 658)**	**509**	**(1 920)**	**509**

Key figures	**Q1/08**	**Q4/07**	**Q1/07**	**YTD 2008**	**YTD 2007**
Gross operating margin	9.1 %	15.1 %	22.0 %	9.1 %	22.0 %
Production / capacity	90 %	91 %	96 %	90 %	96 %

Operating revenue per region	**Q1/08**	**Q4/07**	**Q1/07**	**YTD 2008**	**YTD 2007**
Europe	1 823	2 245	2 156	1 823	2 156
Asia	1 267	1 359	1 381	1 267	1 381
Australasia	953	946	943	953	943
South America	270	305	314	270	314
Sales offices etc	1 255	1 431	1 390	1 255	1 390
Eliminations	(1 141)	(1 288)	(1 280)	(1 141)	(1 280)
Total	**4 427**	**4 998**	**4 904**	**4 427**	**4 904**

Gross operating earnings per region	**Q1/08**	**Q4/07**	**Q1/07**	**YTD 2008**	**YTD 2007**
Europe	169	303	473	169	473
Asia	89	148	297	89	297
Australasia	140	214	251	140	251
South America	2	61	70	2	70
Sales offices etc.	3	31	(14)	3	(14)
Eliminations	0	0	0	0	0
Total	**403**	**757**	**1 077**	**403**	**1 077**

Production per region	**Q1/08**	**Q4/07**	**Q1/07**	**YTD 2008**	**YTD 2007**
Europe	480	494	536	480	536
Asia	372	374	389	372	389
Australasia	206	209	198	206	198
South America	73	75	73	73	73
Total	**1 131**	**1 152**	**1 196**	**1 131**	**1 196**

Deliveries per region	**Q1/08**	**Q4/07**	**Q1/07**	**YTD 2008**	**YTD 2007**
Europe	471	562	497	471	497
Asia	385	407	364	385	364
Australasia	219	215	194	219	194
South America	68	76	68	68	68
Total	**1 143**	**1 260**	**1 123**	**1 143**	**1 123**

MAGAZINE

Income statement	Q1/08	Q4/07	Q1/07	YTD 2008	YTD 2007
Operating revenue	1 514	1 671	1 598	1 514	1 598
Distribution costs	(160)	(159)	(173)	(160)	(173)
Cost of materials	(993)	(951)	(916)	(993)	(916)
Change in inventories	172	(80)	10	172	10
Employee benefit expenses	(236)	(240)	(232)	(236)	(232)
Other operating expenses	(143)	(158)	(135)	(143)	(135)
Gross operating earnings	**154**	**83**	**152**	**154**	**152**
Depreciations	(112)	(135)	(157)	(112)	(157)
Gross operating earnings after depreciations	**42**	**(52)**	**(5)**	**42**	**(5)**
Restructuring expenses	0	0	0	0	0
Other gains and losses	(4)	(3)	(2)	(4)	(2)
Impairments	0	(2 032)	0	0	0
Operating earnings	**38**	**(2 087)**	**(7)**	**38**	**(7)**

Key figures	Q1/08	Q4/07	Q1/07	YTD 2008	YTD 2007
Gross operating margin	10.2 %	5.0 %	9.5 %	10.2 %	9.5 %
Production / capacity	97 %	93 %	89 %	97 %	89 %

Deliveries and production	Q1/08	Q4/07	Q1/07	YTD 2008	YTD 2007
Production	337	324	308	337	308
Deliveries	298	339	304	298	304

ENERGY

Income statement	Q1/08	Q4/07	Q1/07	YTD 2008	YTD 2007
Operating revenue	418	335	285	418	285
Distribution costs	0	0	0	0	0
Cost of materials	(423)	(333)	(306)	(423)	(306)
Change in inventories	0	0	0	0	0
Employee benefit expenses	0	0	0	0	0
Other operating expenses	0	0	0	0	0
Gross operating earnings	**(5)**	**2**	**(21)**	**(5)**	**(21)**
Depreciations	0	0	0	0	0
Gross operating earnings after depreciations	**(5)**	**2**	**(21)**	**(5)**	**(21)**
Restructuring expenses	0	0	0	0	0
Other gains and losses	986	5 013	(337)	986	(337)
Impairments	0	0	0	0	0
Operating earnings	**981**	**5 015**	**(358)**	**981**	**(358)**

OTHER ACTIVITIES

Income statement	Q1/08	Q4/07	Q1/07	YTD 2008	YTD 2007
Operating revenue	923	956	869	923	869
Distribution costs	(28)	(16)	(11)	(28)	(11)
Cost of materials	(749)	(767)	(788)	(749)	(788)
Change in inventories	(12)	(47)	61	(12)	61
Employee benefit expenses	(93)	(113)	(82)	(93)	(82)
Other operating expenses	(104)	(102)	(105)	(104)	(105)
Gross operating earnings	**(63)**	**(89)**	**(56)**	**(63)**	**(56)**
Depreciations	(13)	(6)	(17)	(13)	(17)
Gross operating earnings after depreciations	**(76)**	**(95)**	**(73)**	**(76)**	**(73)**
Restructuring expenses	(18)	0	13	(18)	13
Other gains and losses	0	0	0	0	0
Impairments	7	0	0	7	0
Operating earnings	**(87)**	**(95)**	**(60)**	**(87)**	**(60)**

Operating revenue - Other activities	Q1/08	Q4/07	Q1/07	YTD 2008	YTD 2007
Recovered paper	414	365	306	414	306
Real estate activities	6	7	0	6	0
Corporate functions	94	70	80	94	80
Miscellaneous	425	533	493	425	493
Eliminations	(16)	(19)	(10)	(16)	(10)
Total	**923**	**956**	**869**	**923**	**869**

Gross operating earnings - Other activities	Q1/08	Q4/07	Q1/07	YTD 2008	YTD 2007
Recovered paper	5	8	7	5	7
Real estate activities	(1)	(6)	0	(1)	0
Corporate functions	(73)	(75)	(74)	(73)	(74)
Miscellaneous	6	(16)	11	6	11
Eliminations	0	0	0	0	0
Total	**(63)**	**(89)**	**(56)**	**(63)**	**(56)**

INCOME STATEMENT

	Q1/08	Q4/07	Q1/07	YTD 2008	YTD 2007
Operating revenue	**6 269**	**6 956**	**6 726**	**6 269**	**6 726**
Distribution costs	(579)	(592)	(592)	(579)	(592)
Cost of materials	(3 913)	(3 709)	(3 872)	(3 913)	(3 872)
Change in inventories	120	(473)	306	120	306
Employee benefit expenses	(874)	(860)	(919)	(874)	(919)
Other operating expenses	(534)	(544)	(474)	(534)	(474)
Gross operating earnings	**489**	**778**	**1 175**	**489**	**1 175**
Depreciations	(721)	(719)	(735)	(721)	(735)
Gross operating earnings after depreciations	**(232)**	**59**	**440**	**(232)**	**440**
Restructuring expenses	(198)	0	0	(198)	0
Other gains and losses	694	4 983	(383)	694	(383)
Impairments	(1 254)	(4 866)	0	(1 254)	0
Operating earnings	**(990)**	**176**	**57**	**(990)**	**57**
Share of profit in associated companies	(1)	1	13	(1)	13
Financial items	(117)	(259)	(205)	(117)	(205)
Profit before tax	**(1 108)**	**(82)**	**(135)**	**(1 108)**	**(135)**
Taxes	142	(828)	36	142	36
Net profit	**(966)**	**(910)**	**(99)**	**(966)**	**(99)**
Attributable to minority interests	(11)	(30)	(5)	(11)	(5)
Attributable to equity holders of the company	(955)	(880)	(94)	(955)	(94)
Earnings per share	(5.04)	(4.65)	(0.50)	(5.04)	(0.50)

BALANCE SHEET

	31.03.2008	31.12.2007	31.03.2007
Deferred tax asset	12	11	221
Other intangible assets	200	132	3 046
Property, plant and equipment	25 676	28 401	32 489
Investments in associated companies	223	234	343
Other non-current assets	750	529	420
Total non-current assets	**26 861**	**29 307**	**36 519**
Inventories	2 895	2 731	2 970
Receivables	3 666	3 811	3 918
Cash and cash equivalents	1 982	1 792	537
Other current assets	6 704	5 619	596
Total current assets	**15 247**	**13 953**	**8 021**
Total assets	**42 108**	**43 260**	**44 540**
Paid-in equity	12 297	12 310	12 309
Retained earnings	1 725	3 282	5 583
Minority interests	356	365	432
Total equity	**14 378**	**15 957**	**18 324**
Pension obligations	529	519	537
Deferred tax	1 776	2 033	1 619
Interest-bearing non-current liabilities	17 153	17 294	14 552
Other non-current liabilities	1 764	1 687	1 772
Total non-current liabilities	**21 222**	**21 533**	**18 480**
Interest-bearing current liabilities	1 075	1 141	2 683
Trade and other payables	4 460	3 702	3 832
Tax payable	89	73	159
Other current liabilities	884	854	1 062
Total current liabilities	**6 508**	**5 770**	**7 736**
Total liabilities	**27 730**	**27 303**	**26 216**
Total equity and liabilities	**42 108**	**43 260**	**44 540**

CASH FLOW

	Q1/08	Q4/07	Q1/07	YTD 2008	YTD 2007
Cash flow from operating activities					
Cash generated from operations	6 332	6 937	6 727	6 332	6 727
Cash used in operations	(5 540)	(5 758)	(5 896)	(5 540)	(5 896)
Cash from net financial items	65	(317)	(247)	65	(247)
Paid taxes	(25)	(341)	23	(25)	23
Net cash flow from operating activities	**832**	**521**	**607**	**832**	**607**
Cash flow from investing activities					
Investments in operational fixed assets	(390)	(599)	(199)	(390)	(199)
Sales of operational fixed assets	105	9	1	105	1
Net cash from sold shares in other companies	0	0	0	0	0
Net cash flow from investing activities	**(285)**	**(590)**	**(198)**	**(285)**	**(198)**
Cash flow from financing activities					
Net change in long-term liabilities	(204)	5	(18)	(204)	(18)
Net change in current liabilities	(57)	(93)	(282)	(57)	(282)
Purchased / sold treasury shares paid	(15)	0	0	(15)	0
Dividend received	0	0	0	0	0
Dividend paid	0	0	0	0	0
Net cash flow from financing activities	**(276)**	**(88)**	**(300)**	**(276)**	**(300)**
Translation difference	(16)	5	(2)	(16)	(2)
Total change in liquid assets	**255**	**(152)**	**107**	**255**	**107**

FINANCIAL ITEMS

	Q1/08	Q4/07	Q1/07	YTD 2008	YTD 2007
Net interest costs	(291)	(289)	(258)	(291)	(258)
Interest rate derivatives	41	38	2	41	2
Realized currency gains/losses cash flow hedge	145	148	(72)	145	(72)
Unrealized currency gains/losses cash flow hedge	(50)	(95)	153	(50)	153
Other currency gains/losses	79	(25)	2	79	2
Other financial items	(41)	(36)	(32)	(41)	(32)
Total financial items	**(117)**	**(259)**	**(205)**	**(117)**	**(205)**

CHANGES IN EQUITY

	Paid-in equity	Retained earnings	Minority interests	Total equity
Total equity 1 January 2008	**12 310**	**3 282**	**365**	**15 957**
Currency translation adjustment and other	(13)	(602)	2	(613)
Net profit for the period	0	(955)	(11)	(966)
Total equity 31 March 2008	**12 297**	**1 725**	**356**	**14 378**

Accounting Principles

The interim financial statements for first quarter 2008 has been prepared in accordance with IAS 34 Interim Financial Reporting.

IMPLEMENTATION OF IFRS 8 OPERATING SEGMENTS

IASB issued in November 2006 IFRS 8 Operating Segments. The standard replaces IAS 14 Segment Reporting and becomes mandatory for accounting periods beginning on or after 1 January 2009. Earlier adoption is permitted.

Norske Skog has implemented IFRS 8 in first quarter 2008. Comparative figures for 2007 have been restated in accordance with the revised segment structure, to the extent this information has been available.

The activities in the group are under IFRS 8 divided into three operating segments; Newsprint, Magazine paper and Energy. The segment selection is based on product and on the organizational structure used in the group to evaluate performance and make decisions on resource allocation.

The group has 19 fully or partly owned mills on four continents. Two of the mills produce only magazine paper, two are producing both magazine paper and newsprint and 15 are producing newsprint only. Both the Newsprint and the Magazine paper segment represent an aggregation of the mills in the group producing the two paper qualities.

The Energy segment includes primarily purchase and sale of energy to the Norwegian entities in the group and the fair value of certain energy contracts and embedded derivatives in energy contracts.

Activities in the group that do not fall into any of the three operating segments are presented under Other activities.

Recognition and measurement applied in the segment reporting are consistent with the accounting policies of the annual financial statements for the year ended 31 December 2007.

INCOME STATEMENT NORSKE SKOG GROUP - QUARTERLY

	Q1/08	Q4/07	Q3/07	Q2/07	Q1/07
Operating revenue	6 269	6 956	6 641	6 794	6 726
Distribution costs	(579)	(592)	(631)	(585)	(592)
Cost of materials	(3 913)	(3 709)	(3 778)	(3 856)	(3 872)
Change in inventories	120	(473)	31	280	306
Employee benefit expenses	(874)	(860)	(875)	(841)	(919)
Other operating expenses	(534)	(544)	(537)	(663)	(474)
Gross operating earnings	**489**	**778**	**851**	**1 129**	**1 175**
Depreciations	(721)	(719)	(712)	(713)	(735)
Gross operating earnings after depreciations	**(232)**	**59**	**139**	**416**	**440**
Restructuring expenses	(198)	0	0	0	0
Other gains and losses	694	4 983	69	(206)	(383)
Impairments	(1 254)	(4 866)	0	26	0
Operating earnings	**(990)**	**176**	**208**	**236**	**57**
Share of profit in associated companies	(1)	1	6	17	13
Financial items	(117)	(259)	66	(80)	(205)
Profit before tax	**(1 108)**	**(82)**	**280**	**173**	**(135)**
Taxes	142	(828)	(75)	(52)	36
Net profit	**(966)**	**(910)**	**205**	**121**	**(99)**
Attributable to minority interests	(11)	(30)	(16)	(14)	(5)
Attributable to equity holders of the company	(955)	(880)	221	135	(94)
Earnings per share	(5.04)	(4.65)	1.20	0.71	(0.50)

OPERATING REVENUE PER SEGMENT - QUARTERLY

	Q1/08	Q4/07	Q3/07	Q2/07	Q1/07
Newsprint	4 427	4 998	4 696	5 015	4 904
Magazine paper	1 514	1 671	1 719	1 522	1 598
Energy	418	335	246	252	285
Other activities	923	956	922	940	869
Eliminations	(1 013)	(1 004)	(942)	(935)	(930)
Total	**6 269**	**6 956**	**6 641**	**6 794**	**6 726**

PRICE DEVELOPMENT NEWSPRINT, SC, LWC - GERMANY



Euro
1000
800
600
400
1/94
1/95
1/96
1/97
1/98
1/99
1/00
1/01
1/02
1/03
1/04
1/05
1/06
1/07
1/08
Newsprint 45g
SC roto 56g
LWC offset 60g

SHARE PRICE DEVELOPMENT 2000-2008



NOK
200
150
100
50
0
600
500
400
300
200
100
0
Week 1/00
Week 1/01
Week 1/02
Week 1/03
Week 1/04
Week 1/05
Week 1/06
Week 1/07
Week 18/08
Oslo Stock Exchange index
Norske Skog

THE NORSKE SKOG SHARE

KEY FIGURES	JANUARY - MARCH 2008						AT 02.05.2008	
	02-01-08	31-03-08	High	Low	Earnings per share	Booked equity per share	Share price	Market value NOK mill.
Norske Skog A	45,85	17,75	45,85	16,80	-5,04	74,25	23,35	4 435

Return:

Norske Skogindustrier ASA

Oksenøyveien 80
P O Box 329, NO-1326 Lysaker, Norway
Phone: +47 67 59 90 00
Fax: +47 67 59 91 81

www.norskeskog.com

B Economique
NORGE

P.P.

DISTRIBUERT AV POSTEN NORGE

Norske Skog


Future on Paper

Norske Skog
Financial details, Q 1 2008
Market Update

Norske Skog

Key financials

		Q1/08	Q4/07	Q1/07
Operating revenue	NOK mill	6 269	6 956	6 726
Underlying gross operating earnings *	NOK mill	634	926	1 103
Underlying operating earnings *	NOK mill	(44)	235	405
Underlying gross operating margin *	%	10,1 %	13,3 %	16,4 %
Underlying operating margin *	%	-0,7 %	3,4 %	6,0 %
Return on capital employed *	%	0,2 %	0,7 %	4,6 %
Profit before tax	NOK mill	(1 108)	(82)	(135)
Net profit	NOK mill	(966)	(910)	(99)
Earnings per share	NOK	(5,04)	(4,65)	(0,50)
Cash flow from operating activities	NOK mill	832	521	607
Cash flow per share	NOK	4,40	2,75	3,21
Net interest bearing debt	NOK mill	15 742	16 408	16 611
Net interest bearing debt / equity	Ratio	1,12	1,05	0,93
Production	1 000 tonnes	1 469	1 476	1 504
Deliveries	1 000 tonnes	1 442	1 599	1 427

* The numbers are exclusive of items that are deemed not to be related to the underlying operation. The numbers are reconciled to the IFRS accounts on the next slide.

Norske Skog

Comparison underlying versus IFRS

	Q1/08	Q4/07	Q1/07
Underlying Gross operating earnings	**634**	**926**	**1 103**
Cash flow hedging effects	(145)	(148)	72
Gross operating earnings IFRS	**489**	**778**	**1 175**

	Q1/08	Q4/07	Q1/07
Underlying Operating earnings	**(44)**	**235**	**405**
Value changes energy contracts	475	4 489	(22)
Value changes derivatives	467	439	(396)
Value changes other assets	0	27	0
Cash flow hedging effects	(145)	(148)	72
Special, non-recurring items	(291)	0	(2)
Restructuring expenses	(198)	0	0
Impairments	(1 254)	(4 866)	0
Operating earnings IFRS	**(990)**	**176**	**57**

Gross operating earnings (EBITDA) by segments

NOK	Q1 2007	Q4 2007	Q1 2007
Europe Newsprint	169	303	473
Asia	89	148	297
Australasia	140	214	251
South America	2	61	70
Sales offices/ Eliminations	3	31	(14)
Total Newsprint	**403**	**757**	**1 077**
Magazine Paper	**154**	**83**	**152**
Total Paper	**557**	**840**	**1 251**
Energy	(5)	2	(43)
Other activities	(63)	(89)	(56)
Eliminations	0	25	23
Gross operating earnings- IFRS	**489**	**778**	**1 175**
Realized gains-Cash flow hedge	(145)	(148)	72
Underlying gross operating earnings	**634**	**926**	**1 103**

Norske Skog

Profit and loss account

	Q1/08	Q4/07	Q1/07
Operating revenue	6 269	6 956	6 726
Distribution costs	(579)	(592)	(592)
Cost of materials	(3 913)	(3 709)	(3 872)
Change in inventory	120	(473)	306
Employee benefit expenses	(874)	(860)	(919)
Other operating expenses	(534)	(544)	(474)
Gross operating earnings	**489**	**778**	**1 175**
Depreciations	(721)	(719)	(735)
Operating earnings before restructuring expenses	**(232)**	**59**	**440**
Restructuring expenses	(198)	0	0
Other gains and losses	694	4 983	(383)
Impairments	(1 254)	(4 866)	0
Operating earnings	**(990)**	**176**	**57**
Share of profit in associated companies	(1)	1	13
Financial items	(117)	(259)	(205)
Profit before tax	**(1 108)**	**(82)**	**(135)**
Taxes	142	(828)	36
Net profit	**(966)**	**(910)**	**(99)**
Attributable to minority interests	(11)	(30)	(5)
Attributable to equity holders of the company	(955)	(880)	(94)
Earnings per share	(5,04)	(4,65)	(0,50)

Norske Skog

Gross operating earnings



1 600
1 400
1 200
1 000
800
600
400
200
0
1 081
1 499
1 342
1 175
1 129
851
778
489
2Q 2006
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007
Q1 2008

Norske Skog

Financial items

	Q1 2008	Q4 2007	Q1 2007
Net interest cost	(291)	(289)	(258)
Interest rate derivatives	41	38	2
Realized currency gain/loss cash flow hedge	145	148	(72)
Urealized currency gain/loss cash flow hedge	(50)	(95)	153
Other currency gain/loss	79	(25)	2
Other financial items	(41)	(37)	(31)
Total financial items	**(117)**	**(260)**	**(204)**
Gearing [1)]	1,12	1,06	0,93
Net interest bearing debt [2)]	15742	16408	16605

1) Gearing = Net interest bearing debt / Equity

2) Net interest-bearing debt = Interest bearing debt – Cash and Cash equivalents - Interest rate swaps (fair value hedge)

Norske Skog

Norske Skog's currency index


NSG Fx Index (1/1/02=10
100
95
90
85
80
75
70
94,5
91,6
92,0
91,6
88,3
88,7
87,9
86,6
87,3
87,0
88,6
85,9
88,3
90,1
88,2
88,5
87,1
84,8
85,7
82,3
80,7
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Avg Q'ly Index
Avg 2004
Avg 2005
Avg 2006
Avg 2007

Norske Skog

Balance sheet

	31.03.2008	31.12.2007	31.03.2007
Deferred tax asset	12	11	221
Other intangible assets	200	132	3 046
Property, plant and equipment	25 676	28 401	32 489
Investments in associated companies	223	234	343
Other non-current assets	750	529	420
Total non-current assets	**26 861**	**29 307**	**36 519**
Inventory	2 895	2 731	2 970
Receivables	3 666	3 811	3 918
Cash and cash equivalents	1 982	1 792	537
Other current assets	6 704	5 619	596
Total current assets	**15 247**	**13 953**	**8 021**
Total assets	**42 108**	**43 260**	**44 540**
Paid-in equity	12 297	12 310	12 309
Retained earnings	1 725	3 282	5 583
Minority interests	356	365	432
Total equity	**14 378**	**15 957**	**18 324**
Pension obligations	529	519	537
Deferred tax	1 776	2 033	1 619
Interest-bearing non-current liabilities	17 153	17 294	14 552
Other non-current liabilities	1 764	1 687	1 772
Total non-current liabilities	**21 222**	**21 533**	**18 480**
Interest-bearing current liabilities	1 075	1 141	2 683
Trade and other receivables	4 460	3 702	3 832
Tax payable	89	73	159
Other current liabilities	884	854	1 062
Total current liabilities	**6 508**	**5 770**	**7 736**
Total liabilities	**27 730**	**27 303**	**26 216**
Total equity and liabilities	**42 108**	**43 260**	**44 540**

Norske Skog

Balance sheet – currency effect Q1

Gross Assets less non-interest bearing debt	
Distribution as of	31.03.08
NOK	27 %
EUR	24 %
AUD	12 %
NZD	8 %
USD	6 %
CNY	4 %
KRW	15 %
Other	4 %

Decrease in Q1: -604

Debt	
Distribution as of	31.03.08
NOK	4 %
EUR	49 %
AUD	13 %
NZD	0 %
USD	24 %
CNY	3 %
KRW	6 %
Other	1 %

Decrease in Q1: 452

Currency rate change	
Q4-Q1:	
EUR	1,1%
AUD	-2,5%
NZD	-4,6%
USD	-5,9%
CNY	6,0%
KRW	-12,1%

Decreased equity: -152

Norske Skog

Debt maturity schedule 31.03.2008


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
NOK million
1,043
1,483
4,527
3,322
1,241
1,018
4,134
1,018
2008
2009
2010
2011
2012-14
2015-16
2017-19
2033

Norske Skog

Cash flow

	Q1 2008	Q4 2007	Q3 2007
Gross operating earnings	**489**	**778**	**851**
Restructuring cost	(198)	0	0
Other gains and losses	694	4 983	69
Adjustment of non-cash items in Gross operating earnings	(798)	(4 869)	(81)
Change in Working Capital	605	287	197
Operational Cash Flow	**792**	**1 179**	**1 036**
Cash from net financial items	65	(317)	(120)
Taxes paid	(25)	(341)	(144)
Levered Operational Cash Flow	**832**	**521**	**772**
Investments (capex)	(390)	(599)	(449)
Sales of operational fixed assets	105	9	4
Other investments / divestments	-	-	-
Sales/purchase of shares	(15)	-	-
Dividend received	-	-	87
Dividend paid	-	-	-
Free Cash Flow	**532**	**(69)**	**414**
New equity	-	-	-
FX and other non-cash items on cash and debt	24	(108)	817
Change in net interest bearing debt	**556**	**(177)**	**1 231**

Norske Skog

P&L account by operational segments

Q1 2008 - Million NOK

	Newsprint	Magazine	Energy	Other	Elimi-nations	Group
Operating revenue	4 427	1 514	418	923	(1 013)	6 269
Gross operating earnings	**403**	**154**	**(5)**	**(63)**	**0**	**489**
Depreciation	(596)	(112)	0	(13)	0	(721)
Gross operating earnings after depreciations (EBIT)	**(193)**	**42**	**(5)**	**(76)**	**0**	**(232)**
Restructuring expenses	(180)	0	0	(18)	0	(198)
Other gains and losses	(286)	(4)	986	0	(2)	694
Impairments	(1 261)	0	0	7	0	(1 254)
Operating earnings - IFRS	**(1 920)**	**38**	**981**	**(87)**	**(2)**	**(990)**

Norske Skog

Gross operating margins by operating segment


25,0 %
20,0 %
15,0 %
10,0 %
5,0 %
0,0 %
13,5 %
22,6 %
10,9 %
20,0 %
5,0 %
Q4 07
Q1 08
9,3 %
14,7 %
7,0 %
0,7 %
10,2 %
Newsprint Europe
Newsprint Australasia
Newsprint Asia
Newsprint South America
Magazine Europe

Norske Skog

Europe Newsprint

Key figures	Q1 2008	Q4 2007	Q1 2007
Operating revenue	1 823	2 245	2 156
Gross operating eamings	169	303	473
Operating eamings before restructuring expenses	(36)	87	290
Operating eamings IFRS	(475)	175	289
Gross operating margin %	9,3	13,5	21,9
Shipments	471	562	497
Production	480	494	536
Production / capasity %	86	88	97



Gross operating earnings
600
500
400
300
200
100
0
473
481
380
279
169
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08

Norske Skog

Asia Newsprint

Key figures	Q1 2008	Q4 2007	Q1 2007
Operating revenue	1 267	1 359	1 381
Gross operating earnings	89	148	297
Operating earnings before restructuring expenses	(95)	(21)	134
Operating earnings IFRS	(860)	(25)	149
Gross operating margin %	7,0	10,9	21,5
Shipments	385	407	364
Production	372	374	389
Production / capasity %	92	93	97


Gross operating earnings
400
300
200
100
0
297
241
143
148
89
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08

Norske Skog

Australasia Newsprint

Key figures	Q1 2008	Q4 2007	Q1 2007
Operating revenue	953	946	943
Gross operating earnings	140	214	251
Operating earnings before restructuring expenses	(35)	45	98
Operating earnings IFRS	20	186	(76)
Gross operating margin %	14,7	22,6	26,6
Shipments	219	215	194
Production	206	209	198
Production / capasity %	94	96	90


Gross operating earnings
300
250
200
150
100
50
0
273
278
211
238
140
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08

Norske Skog

South America Newsprint

Key figures	Q1 2008	Q4 2007	Q1 2007
Operating revenue	270	305	314
Gross operating earnings	2	61	70
Operating earnings before restructuring expenses	(29)	33	26
Operating earnings IFRS	(633)	175	(78)
Gross operating margin %	0,7	20,0	22,3
Shipments	68	76	68
Production	73	75	73
Production / capasity %	94	94	94



Gross operating earnings
100
80
60
40
20
0
70
85
47
61
2
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08

Norske Skog

Europe Magazine

Key figures	Q1 2008	Q4 2007	Q1 2007
Operating revenue	1 514	1 671	1 598
Gross operating earnings	154	83	152
Operating earnings before restructuring expenses	42	(52)	311
Operating earnings IFRS	38	(2 087)	(7)
Gross operating margin %	10,2	5,0	9,5
Shipments	298	339	304
Production	337	324	308
Production / capasity %	97	93	89



Gross operating earnings
200
150
100
50
0
152
142
139
83
154
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08

Norske Skog

Operational summary

	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Production					
Newsprint Europe	480	494	525	537	536
Newsprint Australasia	206	209	211	213	198
Newsprint Asia	372	374	385	391	389
Newsprint South America	73	75	78	77	73
Magazine Europe	337	324	330	322	308
Deliveries					
Newsprint Europe	471	562	510	517	497
Newsprint Australasia	219	215	200	196	194
Newsprint Asia	385	407	381	392	364
Newsprint South America	68	76	80	77	68
Magazine Europe	298	339	352	296	304
Production/Capacity					
Newsprint Europe	86 %	88 %	95 %	97 %	97 %
Newsprint Australasia	94 %	96 %	96 %	97 %	90 %
Newsprint Asia	92 %	93 %	96 %	97 %	97 %
Newsprint South America	94 %	94 %	100 %	99 %	94 %
Magazine Europe	97 %	93 %	95 %	93 %	89 %

Financial Summary

	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Operating Revenue					
Newsprint Europe	1823	2245	2087	2201	2156
Newsprint Australasia	953	946	895	941	943
Newsprint Asia	1267	1359	1312	1408	1381
Newsprint South America	270	305	318	347	314
Magazine Europe	1514	1671	1719	1522	1598
Gross operating earnings before restructuring expenses					
Newsprint Europe	169	303	381	480	473
Newsprint Australasia	140	214	214	266	251
Newsprint Asia	89	148	134	238	297
Newsprint South America	2	61	46	80	70
Magazine Europe	154	83	138	147	152
Operating Earnings IFRS					
Newsprint Europe	(475)	175	207	305	289
Newsprint Australasia	20	186	(15)	7	(76)
Newsprint Asia	(860)	(25)	(29)	56	149
Newsprint South America	(633)	175	(243)	(252)	(78)
Magazine Europe	38	(2 087)	(13)	(6)	(7)
Gross operating margin %					
Newsprint Europe	9,3 %	13,5 %	18,3 %	21,8 %	21,9 %
Newsprint Australasia	14,7 %	22,6 %	23,9 %	28,3 %	26,6 %
Newsprint Asia	7,0 %	10,9 %	10,2 %	16,9 %	21,5 %
Newsprint South America	0,7 %	20,0 %	14,5 %	23,1 %	22,3 %
Magazine Europe	10,2 %	5,0 %	8,0 %	9,7 %	9,5 %


Future on Paper

Market update

May 2008

Norske Skog

Demand Q1'08 vs Q 1'07

Partly based on preliminary statistics

Region/Product	Q1'08/Q1'07	Comments
N. Am – Std News	-5.7%	Down, but less than 2007
Europe – Std News	-3.5%	Easter 2008 was in March, versus April last year
Europe – Magazine	+ 1.3%	
Asia (ex Japan) – Std News	+4.6%	Strong growth in China and India
Australasia – Std News	-11.7%	Destocking in 2008
South Am – Std News	+14.7%	Increased consumption, but also customer stock building
World – Std News	- 0.7 %	

Newsprint & OUNC - Europe

OUNC = Improved newsprint & other uncoated publication papers

- Demand in Europe:
  - **Q1 08/Q1 07: -3.2%**
  - **6 months y/y: -1.5%**

- Total deliveries from W. Europe:
  - **Q1 08/Q1 07: -0.1%**
  - **6 months y/y: -0.5%**

- Total deliveries of Std Newsprint from N. Am to West Europe:
  - **Q1 08/Q1 07: -4.9%**
  - **6 months y/y: +15.6%**

- Reference price Newsprint April:
  €528/mt, - 4% from April 2007



NP+OUNC Demand in Europe
1000 tonnes
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002 Q1
Q3
2003 Q1
Q3
2004 Q1
Q3
2005 Q1
Q3
2006 Q1
Q3
2007 Q1
Q3
2008 Q1



Newsprint, 45 g/m², Germany
EUR/t
700
650
600
550
500
450
400
3Q 1994
2Q 1995
1Q 1996
4Q 1996
3Q 1997
2Q 1998
1Q 1999
4Q 1999
3Q 2000
2Q 2001
1Q 2002
4Q 2002
3Q 2003
2Q 2004
1Q 2005
4Q 2005
3Q 2006
2Q 2007
1Q 2008

Source: Cepiprint, RISI, PPPC

Norske Skog

Newsprint - North America

- **Std. Newsprint demand:**
  - Q1 08/Q1 07: -5.7%
  - Last 6 mths y/y: -7.5%
- **Uncoated Mech Papers (excl. SC) demand:**
  - Q1 08/Q1 07: +4.2%
  - Last 6 mths y/y : +3.9%
- **Combined Std NP & Uncoated Mech (excl. SC) demand:**
  - Q1 08/Q1 07 : -3.1%
  - Last 6 mths y/y : -4.5%
- **Reference price Newsprint April:**
  - $705/mt for 45g/m^2
  - +$80 (13%) since December 2007
  - On par with December 2006



Newsprint + Uncoated Mechanical (without SC grades)
Demand in North America
10001
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
2002Q1
Q3
2003Q1
Q3
2004Q1
Q3
2005Q1
Q3
2006Q1
Q3
2007Q1
Q3
2008Q1



Newsprint 48.8gsm - US East
US$/t
800
750
700
650
600
550
500
450
400
3Q 1994
2Q 1995
1Q 1996
4Q 1996
3Q 1997
2Q 1998
1Q 1999
4Q 1999
3Q 2000
2Q 2001
1Q 2002
4Q 2002
3Q 2003
2Q 2004
1Q 2005
4Q 2005
3Q 2006
2Q 2007
1Q 2008

Source: PPPC, RISI

N. American Newsprint shipments to Europe



North American market share in Europe
NA exports to Europe
Market share in %
Tonnes (000's)
250
200
150
100
50
0
Market share (%)
8%
7%
6%
5%
4%
3%
2%
1%
0%
Q1-2004
Q2-2004
Q3-2004
Q4-2004
Q1-2005
Q2-2005
Q3-2005
Q4-2005
Q1-2006
Q2-2006
Q3-2006
Q4-2006
Q1-2007
Q2-2007
Q3-2007
Q4-2007
Q1-2008

Source: PPPC March. 2008

Norske Skog

Newsprint prices, Euro/t and 45g/m2, Europe and North America


Price difference of Euro/t 82 in April 2008
Germany
US East
650
600
550
500
450
400
Jan 2005
Apr 2005
Jul 2005
Oct 2005
Jan 2006
Apr 2006
Jul 2006
Oct 2006
Jan 2007
Apr 2007
Jul 2007
Oct 2007
Jan 2008
Apr 2008

Source: RISI

SC Magazine Paper - Europe

- **Demand in Europe:**
  - **Q1 08/Q1 07: +0.9%**
  - **6 months y/y: +2.4%**

- **Total deliveries from Europe:**
  - **Q1 08/Q1 07: +2.9%**
  - **6 months y/y: +1.9%**

- **Reference price SC April 2008:**
  - **€610/mt, unchanged since Jan '08**
  - **+20€ since Dec 2007**



SC Magazine Demand in Europe
1000 tonnes
1,250
1,000
750
500
250
0
2002 Q1
Q3
2003 Q1
Q3
2004 Q1
Q3
2005 Q1
Q3
2006 Q1
Q3
2007 Q1
Q3
2008 Q1



SC, 56 g/m² roto, Germany
EUR/t
800
750
700
650
600
550
3Q 1994
2Q 1995
1Q 1996
4Q 1996
3Q 1997
2Q 1998
1Q 1999
4Q 1999
3Q 2000
2Q 2001
1Q 2002
4Q 2002
3Q 2003
2Q 2004
1Q 2005
4Q 2005
3Q 2006
2Q 2007
1Q 2008

Source: PPPC, Cepiprint, RISI

Norske Skog

CMR Magazine Paper - Europe

CMR = Coated Mechanical Reels (LWC, MWC & HWC)

- **Demand in Europe:**
  - Q1 08/Q1 07: +1.6%
  - 6 months y/y: +4.3%

- **Total deliveries from Europe:**
  - Q1 08/Q1 07: +1.5%
  - 6 months y/y: +2.5%

- **Reference price CMR April 2008**
  - €700/mt, unchanged since Jan '08
  - +40€ since Dec '07



CMR Demand in Europe
1000 tonnes
2,500
2,000
1,500
1,000
500
0
2002 Q1
Q3
2003 Q1
Q3
2004 Q1
Q3
2005 Q1
Q3
2006 Q1
Q3
2007 Q1
Q3
2008 Q1



CMR, 60 g/m² offset, Germany
EUR/t
1000
950
900
850
800
750
700
650
600
550
3Q 1994
2Q 1995
1Q 1996
4Q 1996
3Q 1997
2Q 1998
1Q 1999
4Q 1999
3Q 2000
2Q 2001
1Q 2002
4Q 2002
3Q 2003
2Q 2004
1Q 2005
4Q 2005
3Q 2006
2Q 2007
1Q 2008

Source: PPPC, Cepiprint, RISI

Norske Skog

Magazine Paper Prices - Europe and North America


LWC Paper Prices
LWC Europe 60 g / 40 lb
LWC USA 60 g / 40 lb
EUR/t
1200
1100
1000
900
800
700
600
500
400
3Q 1997
2Q 1998
1Q 1999
4Q 1999
3Q 2000
2Q 2001
1Q 2002
4Q 2002
3Q 2003
2Q 2004
1Q 2005
4Q 2005
3Q 2006
2Q 2007
1Q 2008


SC Paper Prices
SC Europe 56 g
SC USA 52 g / 35 lb
EUR/t
1100
1000
900
800
700
600
500
400
3Q 1997
2Q 1998
1Q 1999
4Q 1999
3Q 2000
2Q 2001
1Q 2002
4Q 2002
3Q 2003
2Q 2004
1Q 2005
4Q 2005
3Q 2006
2Q 2007
1Q 2008

Source: RISI

Norske Skog

Asia

- **Demand standard newsprint:**
  - YTD March '08 vs YTD March '07
    - Japan: - 0.1%
    - Non-Japan Far-East: + 4.6%
    - China: +4.0%
    - South Korea: - 6.4%
    - India: +24.6%

- **Prices Q1 2008**
  - Korea USD 651 (46 gsm)
  - China USD 672 (48.8 gsm incl. Vat)
  - India USD 660 (45 gsm)
  - Hong Kong USD 590 (48.8 gsm)

Source: PPPC, NSI internal



Asia (ex Japan) Newsprint Deliveries
('000 tonnes)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
2003
2004
2005
2006
2007

Market	GSM	Currency	Q4 2007	Q1 2008
China domestic	48.8	RMB (USD)	4550 (612)	4817 (672)
S.Korea	45.0	th.KRW (USD)	608 (660)	618 (651)
India	45.0	USD	615	660
Hong Kong	48.8	USD	562	590

Norske Skog

Australasia – Q1 2008

- **Deliveries Standard Newsprint:**
  - - 11.7% YTD March
  - Underlying consumption is relatively stable
  - H1 07 saw high import increase due to Albury mill water situation

- **Prices:**
  - Australia: Newsprint down 7% from July 1st '07

Source: NSI internal

Latin America Q1 2008

- **Demand – Standard Newsprint**
  - Regional demand: + 14.7 %
  - Brazil demand: +24.5%
    - Brazilian dailies newsprint consumption increased by +18% in the first quarter and by +24% in the month (Mar'08/Mar'07) pushed by circulation (+9%) and ad linage (+22%)..
    - Customer stock building in Brazil

- **Prices**
  - Price Brazil 45g March 2008 = USD 620/t

Source: PPPC, Cepiprint, NSI internal


Future on Paper

Norske Skog

Financial details, Q 1 2008
Market Update

END

Norske Skog